Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

XPeng Inc.

小鵬汽車有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: XPEV, HKEx Stock Code: 9868)

NOTICE OF THE ANNUAL GENERAL MEETING

Enclosed is the notice of the annual general meeting (the “AGM”) of XPeng Inc. (the “Company” or “we”), which serves as the notice of the AGM required under Rule 13.71 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”). This notice is also available for viewing on the Company’s website at ir.xiaopeng.com.

The AGM will be held on June 27, 2025, at 10:00 a.m. Hong Kong time, at No. 8 Songgang Road, Changxing Street, Cencun, Tianhe District, Guangzhou, PRC for the purpose of considering and, if thought fit, passing the following resolutions:

AS ORDINARY RESOLUTIONS

1.

To receive and adopt the audited consolidated financial statements of the Company and the reports of the directors (the “Director(s)”) and the auditor of the Company as of and for the year ended December 31, 2024.

2.	To re-elect Mr. Xiaopeng He as an executive Director.

3.	To re-elect Mr. Ji-Xun Foo as a non-executive Director.

4.	To authorize the board of Directors (the “Board”) to fix the respective Directors’ remuneration.

5.

To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remunerations for the year ending December 31, 2025.

6.	To consider and approve:

“THAT:

a)

the 2025 share incentive scheme (the “2025 Share Incentive Scheme”), the rules of which are contained in the document marked “A” produced to this meeting and initiated by the chairman of this meeting for identification purpose be and is hereby approved and adopted, subject to and conditional upon (i) The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) granting approval for the listing of, and permission to deal in, the Class A Ordinary Shares to be issued and allotted pursuant to any award of option(s) or restricted share unit(s) (collectively, the “Award(s)”) which may be granted under the 2025 Share Incentive Scheme; (ii) the New York Stock Exchange granting the approval for the supplemental listing application for the listing of, and permission to deal in, the American Depositary Shares (the “ADSs”) representing the Class A Ordinary Shares to be allotted and issued in respect of any Awards which may be granted under the Scheme; and (iii) the effectiveness of the Company’s filing of a Form S-8 for the registration of the Class A Ordinary Shares to be allotted and issued in respect of any Awards which may be granted under the Scheme.

b)

the Board or its delegate(s) be and are hereby authorized to take all such steps and attend all such matters, approve and execute (whether under hand or under seal) such documents and do such other things, for and on behalf of the Company, as the Board or its delegate(s) may consider necessary, desirable or expedient to effect and implement the 2025 Share Incentive Scheme, including without limitation,

(i)	administering the 2025 Share Incentive Scheme and granting Awards to selected participants in accordance with the provisions of the 2025 Share Incentive Scheme;

(ii)

modifying and/or amending the 2025 Share Incentive Scheme from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the 2025 Share Incentive Scheme relating to modification and/or amendment and the requirements of the Hong Kong Listing Rules and applicable laws and regulations;

(iii)

allotting and issuing from time to time such number of Class A Ordinary Shares as may be required to be issued pursuant to the vesting of the Awards granted under the 2025 Share Incentive Scheme and subject to the Hong Kong Listing Rules and applicable laws and regulations;

(iv)

making application at the appropriate time or times to the Hong Kong Stock Exchange, for the listing of, and permission to deal in, any Class A Ordinary Shares that may hereafter from time to time be allotted and issued pursuant to the vesting of the Awards granted under the 2025 Share Incentive Scheme;

(v)

making application at the appropriate time or times to the New York Stock Exchange, for the listing of, and permission to deal in, any ADSs representing the Class A Ordinary Shares that may hereafter from time to time be allotted and issued pursuant to the vesting of the Awards granted under the 2025 Share Incentive Scheme;

(vi)

executing and filing of one or more registration statement(s) on Form S-8 and any and all reports, forms, and other instruments in connection with the registration of the Class A Ordinary Shares to be allotted and issued in respect of any Awards which may be granted under the 2025 Share Incentive Scheme; and

(vii)

consenting, if it so deems fit and expedient, to such conditions, modifications and/or variations as may be required or imposed by the relevant authorities in relation to the 2025 Share Incentive Scheme.

c)

the total number of Class A Ordinary Shares which may be issued in respect of all awards to be granted under the 2025 Share Incentive Scheme and any other share schemes or plans of the Company not in aggregate exceeding 10% of the total number of issued shares (including the Class A Ordinary Shares and the Class B Ordinary Shares and excluding treasury shares) of the Company as at the date of passing this resolution, be and is hereby approved;

d)

the total number of Class A Ordinary Shares which may be issued in respect of all awards to be granted to all Service Providers (as defined in the 2025 Share Incentive Scheme) under the 2025 Share Incentive Scheme and any other share schemes or plans of the Company not in aggregate exceeding 0.5% of the total number of issued shares (including the Class A Ordinary Shares and the Class B Ordinary Shares and excluding treasury shares) of the Company as at the date of passing this resolution, be and is hereby approved.”

7.	To consider and approve by the Independent Shareholders:

“THAT the grant of 28,506,786 RSUs (representing equal number of underlying Class A Ordinary Shares) to Mr. Xiaopeng He, the chairman of the Board, an executive Director, the chief executive officer and a substantial shareholder of the Company, pursuant to the 2025 Share Incentive Scheme and on the terms and conditions set out in the proxy statement to the shareholders of the Company dated May 12, 2025 be and is hereby approved and that any one Director be and is hereby authorized to do all such acts and/or execute all such documents as may be necessary or expedient in order to give effect to the foregoing.”

8.	To consider and approve:

“THAT:

a)

subject to paragraph (c) below, a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares, or options, warrants or similar rights to subscribe for Class A Ordinary Shares or such convertible securities of the Company (other than issuance of options, warrants or similar rights to subscribe for additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares for cash consideration) and to make or grant offers, agreements, options and awards (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class A Ordinary Shares) that would or might require the exercise of such powers;

b)

the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements, options and awards during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

c)

the total number of Class A Ordinary Shares allotted or agreed conditionally or unconditionally to be allotted and issued (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)

any issue of shares under any share option scheme of the Company or any other option, scheme or similar arrangements for the time being adopted for the grant or issue to the directors, officers and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Class A Ordinary Shares or rights to acquire Class A Ordinary Shares;

(iii)

the vesting of any awards granted or to be granted pursuant to the 2019 Equity Incentive Plan, the 2025 Share Incentive Scheme (subject to Shareholders’ approval at the AGM) or any other share schemes or plans of the Company;

(iv)

any scrip dividend or similar arrangement providing for the allotment and issue of shares of the Company in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company; and

(v)

a specific authority granted by the shareholders of the Company in general meeting, shall not exceed 20% of the total number of issued shares (including the Class A Ordinary Shares and the Class B Ordinary Shares and excluding treasury shares) of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)

the expiration of the period within which the next annual general meeting of the Company is required to be held by the articles of association of the Company or any applicable laws and regulations; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting;

“Rights Issue” means an offer of shares of the Company, or an offer or issue of warrants, options or other securities giving rights to subscribe for shares of the Company, open for a period fixed by the Directors to holders of shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares of the Company (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company);

Any reference to an allotment, issue, grant, offer or disposal of Class A Ordinary Shares shall include the sale or transfer of treasury shares in the capital of the Company (including to satisfy any obligation upon the conversion or exercise of any convertible securities, options, warrants or similar rights to subscribe for Class A Ordinary Shares), to the extent permitted by, and subject to the provisions of the Hong Kong Listing Rules and applicable laws and regulations.”

9.	To consider and approve:

“THAT

a)

a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own shares and/or ADSs on the Hong Kong Stock Exchange or on any other stock exchange on which the securities of the Company are or may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the Hong Kong Stock Exchange for this purpose, provided that the total number of shares of the Company which may be purchased pursuant to this mandate shall not exceed 10% of the total number of the issued shares (including the Class A Ordinary Shares and the Class B Ordinary Shares and excluding treasury shares) of the Company as at the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)

the expiration of the period within which the next annual general meeting of the Company is required to be held by the articles of association of the Company or any applicable laws and regulations; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

10.

To consider and approve that conditional upon the passing of resolutions set out in items 8 and 9, the general mandate referred to in the resolution set out in item 8 be and is hereby extended by the addition to the aggregate number of shares that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of the number of shares and/or share underlying the ADSs repurchased by the Company pursuant to the mandate referred to in the resolution set out in item 9, provided that such amount shall not exceed 10% of the total number of the issued shares (including the Class A Ordinary Shares and the Class B Ordinary Shares and excluding treasury shares) of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution).

ORDINARY SHARES RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on May 15, 2025, Hong Kong time, as the record date (the “Shares Record Date”) of Class A Ordinary Shares and/or Class B Ordinary Shares of the Company, each with a par value US$0.00001 per share. Holders of record of the Company’s Class A Ordinary Shares and/or Class B Ordinary Shares as of the Shares Record Date are entitled to attend and vote at the AGM and any adjourned meeting thereof.

In order to be eligible to vote and attend this AGM, persons who hold the Company’s Class A Ordinary Shares and/or Class B Ordinary Shares directly on our Cayman Islands register of members should ensure that all valid transfer documents, accompanied by the relevant share certificates, are lodged with our principal share registrar in Cayman Islands, Harneys Fiduciary (Cayman) Limited, at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands, before 4:30 p.m., Hong Kong time, on May 15, 2025; and persons who hold the Company’s Class A Ordinary Shares directly on our Hong Kong register of members should ensure that all valid transfer documents, accompanied by the relevant share certificates, are lodged with our branch share registrar in Hong Kong, Tricor Investor Services Limited, at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong, within the same period (i.e. before 4:30 p.m., Hong Kong time, on May 15, 2025).

Holders of record of ADSs as of the close of business on May 15, 2025, New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Class A Ordinary Shares must give voting instructions to Citibank, N.A., the depositary of the ADSs.

ATTENDING THE AGM

Only holders of record of Class A Ordinary Shares and/or Class B Ordinary Shares as of the Shares Record Date are entitled to attend and vote at the AGM. Please note that holders of ADSs are not entitled to attend the AGM. Any ADS holder who appears at the venue of the AGM will not be allowed to attend the AGM. Any ADS holder that wishes to attend the AGM or vote directly must cancel their ADS(s) in exchange for Class A Ordinary Shares and will need to make arrangements to deliver their ADS(s) to Citibank, N.A., as depositary of the ADS(s), for cancellation with sufficient time to allow for the delivery and exchange of them for the underlying Class A Ordinary Shares before the Shares Record Date.

We encourage shareholders planning to attend the AGM in person to pre-register by sending an email to AGM@xiaopeng.com.

All officers and agents of the Company reserve the right to refuse any person entry to the AGM, or to instruct any person to leave the AGM, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Class A Ordinary Shares and/or Class B Ordinary Shares as of the Shares Record Date may appoint proxy(ies) to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct Citibank, N.A., the depositary of the ADSs, as to how to vote the Class A Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Class A Ordinary Shares and/or Class B Ordinary Shares) or ADS voting card (for holders of ADSs) (the “ADS Voting Card”) and the proxy statement/circular for further details and instructions. The proxy statement/circular and the proxy form are available for viewing on our website at ir.xiaopeng.com and website of the Hong Kong Stock Exchange at www.hkexnews.hk.

ANNUAL REPORT

Shareholders may obtain a copy of the Company’s annual report on Form 20-F and/or Hong Kong annual report, free of charge, from the Company’s website at ir.xiaopeng.com, on the website of the U.S. Securities and Exchange Commission at www.sec.gov and on the website of the Hong Kong Stock Exchange at www.hkexnews.hk, or by contacting our Investor Relations department at No. 8 Songgang Road, Changxing Street, Cencun, Tianhe District, Guangzhou, PRC.

Holders of record of the Company’s Class A Ordinary Shares and/or Class B Ordinary Shares as of the Shares Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date and return the accompanying proxy form to us (for holders of Class A Ordinary Shares and/or Class B Ordinary Shares) or your voting instructions to Citibank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on June 25, 2025 to ensure your representation at the AGM, and Citibank, N.A. must receive your voting instructions by no later than 10:00 a.m., New York time, on June 18, 2025 to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

By order of the Board XPeng Inc.
Xiaopeng He Chairman

Hong Kong, Monday, May 12, 2025

As at the date of this notice, the board of directors of the Company comprises Mr. Xiaopeng He as an executive Director, Mr. Ji-Xun Foo as a non-executive Director, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive Directors.

*	For identification purpose only

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this proxy statement/circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this proxy statement/circular.

XPeng Inc.

小鵬汽車有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: XPEV, HKEx Stock Code: 9868)

PROXY STATEMENT/CIRCULAR FOR

ANNUAL GENERAL MEETING

Enclosed is the proxy statement of XPeng Inc. (the “Company” or “we”), which provides additional information of the matters to be considered at the annual general meeting of the shareholders of the Company (the “AGM”).

This proxy statement also serves as a circular to holders of Class A Ordinary Shares and/or Class B Ordinary Shares of the Company pursuant to Rule 13.73 of the Hong Kong Listing Rules. This proxy statement/circular is also available for viewing on the Company’s website at ir.xiaopeng.com.

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement in this circular or thus circular as a whole misleading. In case of any update or inconsistency between the announcement of the Company dated March 19, 2025 and this proxy statement/circular, the contents of this proxy statement/ circular shall prevail.

By order of the Board XPeng Inc.
Xiaopeng He Chairman

Hong Kong, Monday, May 12, 2025

As at the date of this proxy statement/circular, the board of directors of the Company comprises Mr. Xiaopeng He as an executive Director, Mr. Ji-Xun Foo as a non-executive Director, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive Directors.

*	For identification purpose only

XPENG INC.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: XPEV, HKEx Stock Code: 9868)

PROXY STATEMENT/CIRCULAR

GENERAL

The board (the “Board”) of directors (the “Director(s)”) of XPeng Inc. (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders of the Company (the “AGM”) to be held on June 27, 2025, at 10:00 a.m. Hong Kong time. The AGM will be held at No. 8 Songgang Road, Changxing Street, Cencun, Tianhe District, Guangzhou, PRC.

You can review and download the proxy statement/circular and the proxy form at the Company’s website at ir.xiaopeng.com and website of the Hong Kong Stock Exchange at www.hkexnews.hk.

RECORD DATES, SHARE OWNERSHIP AND QUORUM

Only holders of the Company’s Class A Ordinary Shares and/or Class B Ordinary Shares, par value US$0.00001 per share of record as of the close of business on May 15, 2025, Hong Kong time (the “Shares Record Date”) are entitled to attend and vote at the AGM.

In order to be eligible to vote and attend the AGM, persons who hold the Company’s Class A Ordinary Shares and/or Class B Ordinary Shares directly on our Cayman Islands register of members should ensure that all valid transfer documents, accompanied by the relevant share certificates, are lodged with our principal share registrar in Cayman Islands, Harneys Fiduciary (Cayman) Limited (the “Cayman Registrar”), at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands, before 4:30 p.m., Hong Kong time, on May 15, 2025; and persons who hold the Company’s Class A Ordinary Shares directly on our Hong Kong register of members should ensure that all valid transfer documents, accompanied by the relevant share certificates, are lodged with our branch share registrar in Hong Kong, Tricor Investor Services Limited (the “Hong Kong Branch Share Registrar”), at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong, within the same period (i.e. before 4:30 p.m., Hong Kong time, on May 15, 2025).

Holders of American Depositary Shares (“ADSs”) issued by Citibank, N.A., as the depositary of the ADSs, and representing our Class A Ordinary Shares are not entitled to attend or vote at the AGM under the Company’s ninth amended and restated memorandum and articles of association.

Please note that any ADS holder who appears at the venue of the AGM will not be allowed to attend the relevant meetings. Holders of ADSs as of the close of business on May 15, 2025, New York time (the “ADS Record Date”) will be able to instruct Citibank, N.A., the holder of record of Class A Ordinary Shares (through a nominee) represented by ADSs, as to how to vote the Class A Ordinary Shares represented by such ADSs. Citibank, N.A., as the depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the AGM the Class A Ordinary Shares it holds in respect of the ADSs in accordance with the instructions which it has properly received from ADS holders and the terms of the deposit agreement for the ADSs (the “Deposit Agreement”).

For the AGM, holders of not less than ten percent (10%) of the voting rights (on a one vote per share basis) in the share capital of the Company shall be the quorum for all purposes.

VOTING AND SOLICITATION

Each Class A Ordinary Share issued and outstanding as of the close of business on the Shares Record Date is entitled to one vote per share at the AGM.

Each Class B Ordinary Share issued and outstanding as of the close of business on the Shares Record Date is entitled to ten votes per share, save for (A) the resolution regarding the Proposed Grant to Mr. Xiaopeng He pursuant to the 2025 Share Incentive Scheme, in which case Mr. Xiaopeng He as the holders of Class B Ordinary Shares shall abstain from voting for the reason set forth below, and (B) the resolution regarding the re-appointment of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company, in which case the Class B Ordinary Shares shall have one vote per share at the AGM.

Each resolution put to the vote at the AGM will be decided by poll. Where required by the Hong Kong Listing Rules, a shareholder of the Company who has a material interest in the matter to be approved by a particular resolution will be required to abstain from voting on such resolution.

An announcement on the poll results will be published after the AGM in the manner prescribed under Rule 13.39(5) of the Hong Kong Listing Rules and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

The solicitation materials are available on the Company’s website at ir.xiaopeng.com, on the website of the U.S. Securities and Exchange Commission at www.sec.gov and on the website of the Hong Kong Stock Exchange at www.hkexnews.hk.

VOTING BY HOLDERS OF ORDINARY SHARES

When proxy forms are properly dated, executed and returned by holders of Class A Ordinary Shares to the mailing address set forth in the proxy form before 10:00 a.m., Hong Kong time, on June 25, 2025 (the deadline for the return of such proxy forms), the Class A Ordinary Shares represented by all properly executed proxies returned to the Cayman Registrar or Hong Kong Branch Share Registrar, as applicable, will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the Class A Ordinary Shares in his/her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the relevant proxy form.

When proxy forms are properly dated, executed and returned by holders of Class B Ordinary Shares to the mailing address set forth in the proxy form before 10:00 a.m., Hong Kong time, on June 25, 2025 (the deadline for the return of such proxy forms), the Class B Ordinary Shares represented by all properly executed proxies returned to the Cayman Registrar will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the Class B Ordinary Shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the relevant proxy form.

Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he will vote the Class A Ordinary Shares and/or Class B Ordinary Shares FOR the relevant resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion.

Where any holder of Class A Ordinary Shares and/or Class B Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such shares will not be included or counted in the determination of the number of the shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

VOTING BY HOLDERS OF ADSs

As the holder of record for all the Class A Ordinary Shares represented by the ADSs (through a nominee), only Citibank, N.A., in its capacity as the depositary of the ADSs, may attend and vote those Class A Ordinary Shares at the AGM. We have requested Citibank, N.A., as the depositary of the ADSs, to distribute to all owners of record of ADSs as of the ADS Record Date, the notice of the AGM and the relevant ADS voting cards (the “ADS Voting Card(s)”). Upon the timely receipt from any holders of record of ADSs of voting instructions in the manner specified, Citibank, N.A. will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the number of Class A Ordinary Shares represented by the ADSs in accordance with such voting instructions. Under the terms of the Deposit Agreement, Citibank, N.A. will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described in the paragraphs below. There is no guarantee that a holder of ADSs will receive the materials described above with sufficient time to enable such holder to return voting instructions to Citibank, N.A. in a timely manner, in which case the Class A Ordinary Shares underlying your ADSs may not be voted in accordance with your wishes.

If a timely returned ADS Voting Card is signed but is missing voting instructions, Citibank, N.A. shall deem the holder of the ADSs in question to have instructed Citibank, N.A. to vote in favor of such items set forth in the relevant ADS Voting Card. If a timely returned ADS Voting Card is signed but contains conflicting voting instructions as to any item to be voted on at the AGM, Citibank, N.A. shall deem the holder of the ADSs in question to have instructed Citibank, N.A. to abstain from voting on such item. If no timely voting instructions are received by Citibank, N.A. from a holder of ADSs by 10:00 a.m. New York time, June 18, 2025, under the terms of the Deposit Agreement, Citibank, N.A. will deem such holder of ADSs to have instructed it to give a discretionary proxy to a person designated by the Company to vote the Class A Ordinary Shares represented by such holder’s ADSs, unless voting at the meeting is by show of hands and unless the Company has informed Citibank, N.A. that (x) the Company does not wish such proxy to be given, (y) substantial opposition exists, or (z) the rights of holders of ordinary shares may be materially adversely affected, in each case in accordance with the terms of the Deposit Agreement.

REVOCABILITY OF PROXIES AND ADS VOTING CARDS

Any proxy given by a holder of Class A Ordinary Shares and/or Class B Ordinary Shares by means of a proxy form, and any voting instructions given by an ADS holder by means of an ADS Voting Card, pursuant to this solicitation may be revoked: (a) for holders of Class A Ordinary Shares, Class B Ordinary Shares or ADSs, by submitting a written notice of revocation or a fresh proxy form or fresh ADS Voting Card, as the case may be, bearing a later date, which must be received by the deadlines for returning the proxy forms or ADS Voting Cards set forth above, or (b) for holders of Class A Ordinary Shares or Class B Ordinary Shares only, by attending the AGM and voting in person.

PROPOSALS 2 to 3

PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS

Pursuant to the ninth amended and restated memorandum and articles of association of the Company (the “Existing Memorandum and Articles”), at every annual general meeting of the Company, one-third of the Directors for the time being (or, if their number is not three or a multiple of three, then the number nearest to, but not less than, one-third) shall retire from office by rotation provided that every Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. Mr. Xiaopeng He and Mr. Ji-Xun Foo shall retire by rotation at the AGM. Each of Mr. Xiaopeng He and Mr. Ji-Xun Foo (the “Retiring Directors”), being eligible, has offered himself for re-election at the AGM.

The nomination committee of the Board (the “Nomination Committee”) has reviewed the structure and composition of the Board, the confirmations and disclosures given by the Retiring Directors, the qualifications, skills and experience, time commitment and contribution of the Retiring Directors with reference to the nomination principles and criteria set out in the Company’s Board Diversity Policy and Director Nomination Policy and the Company’s corporate strategy. The Nomination Committee and the Board are satisfied with the Retiring Directors’ contribution to the Company, which will continue to bring valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning and diversity. The Nomination Committee and the Board therefore recommended the re-election of Mr. Xiaopeng He as an executive Director and Mr. Ji-Xun Foo as a non-executive Director, respectively, at the AGM.

Pursuant to Rule 13.74 of the Hong Kong Listing Rules, a listed issuer shall disclose the details required under Rule 13.51(2) of the Hong Kong Listing Rules of any director(s) proposed to be re-elected or proposed new director in the notice or accompanying proxy statement/circular to its shareholders of the relevant general meeting, if such re-election or appointment is subject to shareholders’ approval at that relevant general meeting. Details of the Retiring Directors are set out in Appendix A to this proxy statement/circular.

Subject to the requirements under the Hong Kong Listing Rules and the Existing Memorandum and Articles, a shareholder may nominate a person to stand for election as a Director.

The Board recommends that shareholders vote FOR the resolutions in relation to the proposed re-election of the Retiring Directors.

PROPOSAL 6

PROPOSED ADOPTION OF THE 2025 SHARE INCENTIVE SCHEME

1.	Introduction

The Company currently has one share incentive scheme, namely the 2019 Equity Incentive Plan, which was first approved and adopted by the Company on June 28, 2020, as further amended and restated on August 20, 2020 and June 19, 2021. The terms of the 2019 Equity Incentive Plan are not subject to the provisions of Chapter 17 of the Hong Kong Listing Rules, other than the transitional arrangements under Chapter 17 of the Hong Kong Listing Rules provided for the existing share schemes.

On March 18, 2025, the Board adopted (i) the 2025 Share Incentive Scheme and (ii) the Scheme Mandate Limit, which were subject to, among other things, the approval of the Shareholders in general meeting to take effect. The 2025 Share Incentive Scheme will be subject to the provisions of the Chapter 17 of the Hong Kong Listing Rules.

Upon the effectiveness of the 2025 Share Incentive Scheme, the 2019 Equity Incentive Plan will be discontinued so that no further grant will be made under the 2019 Equity Incentive Plan. For the avoidance of doubt, all restricted share units granted under the 2019 Equity Incentive Plan before the effectiveness of the 2025 Share Incentive Scheme will remain valid and be able to be vested, lapsed and cancelled pursuant to the terms and conditions of the 2019 Equity Incentive Plan. As of the Latest Practicable Date, an aggregate of 28,289,215 restricted share units (pursuant to which a maximum of 28,289,215 Class A Ordinary Shares may be issued by the Company) remain outstanding under the 2019 Equity Incentive Plan.

The purpose of the 2025 Share Incentive Scheme is to reward Eligible Participants who have contributed or will contribute to the Group, and to encourage Eligible Participants to work towards enhancing the value of the Company and its Shares for the benefit of the Company and its Shareholders as a whole.

The summary of the 2025 Share Incentive Scheme is set out in Appendix B to this proxy statement/circular.

Pursuant to Rule 17.02(1) of the Hong Kong Listing Rules, the proposed adoption of the 2025 Share Incentive Scheme must be approved by Shareholders of the Company in general meeting. An ordinary resolution in respect of the proposed adoption of the 2025 Share Incentive Scheme will be proposed at the AGM for consideration and approval by the Shareholders.

Pursuant to the note to Rule 17.03(2) of the Hong Kong Listing Rules, the Board has sought legal advice on the prospectus requirements of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong) in relation to the 2025 Share Incentive Scheme proposed to be adopted, and will comply with the relevant requirements when granting Awards to the Eligible Participants.

A copy of the 2025 Share Incentive Scheme will be published on the websites of the Hong Kong Stock Exchange and the Company for display for a period of not less than 14 days before the date of the AGM and the 2025 Share Incentive Scheme will be made available for inspection at the AGM.

2.	Conditions

The Scheme is conditional on:

(a)

the passing by the Shareholders at a general meeting of the Company of an ordinary resolution to approve the adoption of the Scheme and to authorize the Board or its delegate(s) to grant Awards under the Scheme and to allot and issue Class A Ordinary Shares in respect of any Awards;

(b)

the Stock Exchange granting the approval for the listing of, and permission to deal in, the Class A Ordinary Shares to be allotted and issued in respect of any Awards which may be granted under the Scheme;

(c)

the New York Stock Exchange granting the approval for the supplemental listing application for the listing of, and permission to deal in, the ADSs representing the Class A Ordinary Shares to be allotted and issued in respect of any Awards which may be granted under the Scheme; and

(d)	the effectiveness of the Company’s filing of a Form S-8 for the registration of the Class A Ordinary Shares to be allotted and issued in respect of any Awards which may be granted under the Scheme.

3.	Eligibility

The Eligible Participants who may be selected to become Grantees of the 2025 Share Incentive Scheme are any individuals or corporate entities (where applicable) being an Employee Participant, a Related Entity Participant or a Service Provider.

The Directors (including the independent non-executive Directors) are of the view that the inclusion of Related Entity Participants and Service Providers as Eligible Participants under the 2025 Share Incentive Scheme is appropriate and in the long term interests of the Company and the Shareholders as a whole, given that the success of the Group requires the co-operation and contribution not only from Employee Participants, but also from:

(a)	Related Entity Participants who have a sufficiently close relationship with the Group and would be in a position to influence the Group’s business, reputation, operations and performance;

(b)

Strategic Consulting Consultants, a category of Service Providers, who have extensive expertise and experience in providing strategic consulting services to the Group and whose services will lead, collaborate with or optimize the businesses operated by the Group; The Strategic Consulting Consultants provide high-level advisory services that are critical to the Group’s long-term development in the EV market, which mainly include: advising on EV innovation, battery technology advancements and vehicle design development, enhancing Group’s production efficiency, cost management, and sustainable sourcing of materials, assisting in navigating global EV regulations, government policies, and entry strategies for new markets; and providing insights on consumer trends, competitive positioning and sales channel development;

(c)

Industry Research Consultants, a category of Service Providers, who optimize the operation of the Group by providing high-quality industry research and strategic consulting services to the Group in relation to various professional fields in product, professional technology, research and development, operations, marketing, capital market, experience and other professional areas; and

(d)

Other Service Providers, a category of Service Providers, in the capacity of independent contractors, consultants and/or advisors who provide services to the Group in relation to research and development, product commercialization, marketing, innovation upgrading, strategic/commercial planning, investor relations, human resources, business development and corporate governance areas on a continuing and recurring basis in its ordinary and usual course of business.

While both Strategic Consulting Consultants and Industry Research Consultants contribute to the Group’s success, their roles and focus differ. On the one hand, Industry Research Consultants primarily provide consulting services from an industry analysis perspective. They focus on EV market trends, emerging technologies, policy developments, consumer demand, and competitive analysis. Their research helps the Group anticipate industry shifts and adjust business strategies accordingly. On the other hand, Strategic Consulting Consultants, in contrast, provide broader business guidance. They work on high-level corporate planning, operational efficiency, strategic partnerships, and investment decisions that shape the Group’s long-term growth. Their role is more focused on the practical implementation of strategies that drive long- term growth and operational efficiency.

For the avoidance of doubt, the scope of Service Providers excludes (i) placing agents or financial advisers providing advisory services for fund-raising, mergers or acquisitions, (ii) professional service providers (such as auditors or valuers) who provide assurance, or are required to perform their services with impartiality and objectivity.

The Board has assessed the nature of services provided by the Service Providers and considers them akin to those of employees taking into account that, (i) these consultants provide continuous support in critical areas such as R&D, supply chain management, and market strategy, similar to in-house teams, (ii) given the rapid innovation and evolving regulations in the EV sector, their expertise is essential for staying competitive and ensuring compliance of the Group’s operation, and (iii) their contributions directly impact the Group’s core functions, including technological advancements, production scaling, and market positioning.

Please refer to Appendix B to this proxy statement/circular for the basis of determining the eligibility of the Eligible Participants.

4.	Vesting Period

The Board or its delegate(s) may from time to time while the Scheme is in force and subject to all applicable laws, determine such vesting period, vesting criteria and conditions or periods for the Award to be vested hereunder, provided however that the vesting period for Awards shall not be less than 12 months, unless the Board or its delegate(s) determines that the Awards granted to Employee Participants may be subject to a vesting period of less than 12 months in the circumstances specified in the Scheme. Please refer to Appendix B to this proxy statement for the detailed circumstances allowed for a vesting period of less than 12 months.

The discretion of the Board or its delegate(s) on the vesting period will provide flexibility in imposing appropriate terms and conditions when granting Awards, which is in line with the market practice and is appropriate and aligns with the purpose of the Scheme, given that (i) there are certain instances where a strict minimum 12-month vesting period would not work or be fair to the Eligible Participants, such as those set out in paragraphs 10.1 to 10.2 in Appendix B to this proxy statement, (ii) there is a need for the Company to retain flexibility to reward exceptional Eligible Participants with accelerated vesting schedule in certain circumstances where justified, and (iii) the Company should be allowed discretions to formulate and administer its own talent recruitment and retention strategies in response to changing market conditions and industry competition.

5.	Performance Targets and Clawback Mechanism

Unless the Board or its delegate(s) otherwise determined and stated in the Award Agreement, a Grantee is not required to achieve any performance target before the vesting of an Award granted to him/her.

The Board or its delegate(s) may, in its absolute discretion, specify in the Award Agreement the performance targets attached to an Award, which will be imposed on a case-by-case basis. The performance targets mean any one or more performance measures, or derivations of such performance measures that may be related to the individual Grantee or the Group as a whole or to a subsidiary, division, department, region, function or business unit of the Company or the relevant Related Entity Participant or the relevant Service Provider. The performance measures may include cash flow, earnings, earnings per share, market value added or economic value added, profits, return on assets, revenue, growth rate, return on equity, return on investment, sales, revenue, stock price, total shareholder return, customer satisfaction metrics, business unit development, or such other goals as the Board or its delegate(s) may determine from time to time.

The Board or its delegate(s) shall have the right to (i) forfeit any unvested Award granted to a Grantee and (ii) cause any vested but not yet exercised and/or settled Award to lapse immediately, in the event of:

(a)	any Cause of a Grantee;

(b)

any violation of a Grantee to obligations of confidentiality or non-competition to the Group, or any leakage by such Grantee of the Group’s trade secrets, intellectual property or proprietary information within a specified period after such Grantee ceasing to be an Eligible Participant;

(c)

any conduct of a Grantee that has materially adverse effect to the reputation or interests of any member of the Group within a specified period after such Grantee ceasing to be an Eligible Participant;

(d)

in respect of any Award which is performance linked, any material misstatement in the audited financial statements of the Company that requires a restatement, or any circumstances that show or lead to any of the prescribed performance targets having been assessed or calculated in a materially inaccurate manner.

The Company shall have the right to (i) require such Grantee to surrender some or all of the Class A Ordinary Shares (including in the form of ADSs) underlying the Awards which have been issued to the Grantee or the Grantee’s transferee for no consideration or (ii) require such Grantee to pay the Company any and all payment in cash or other property in lieu of the Class A Ordinary Shares (including in the form of ADSs) underlying the Awards which the Grantee has received from the Company.

Further, the Company shall have right to recover the amount of any erroneously awarded Award, vested or unvested, settled or unsettled, delivered or undelivered, in accordance with the Company’s policy regarding the recovery of erroneously awarded incentive-based compensation, as amended from time to time.

The discretion of the Board or its delegate(s) on the performance targets and clawback mechanism will place the Group in a better position to assess the contribution of a Grantee in light of the particular circumstances of the relevant Grantee, and facilitate the achievement of the aim to offer meaningful incentives to attract and retain Eligible Participants that are valuable to the development of the Group, which is in line with the purpose of the 2025 Share Incentive Scheme.

6.	Exercise Price and Purchase Price

The Exercise Price in respect of any Options to subscribe for Class A Ordinary Shares (not in the form of ADSs) shall be a price determined by the Board or its delegate(s) in its absolute discretion and notified to a Grantee (subject to any adjustments made pursuant to the 2025 Share Incentive Scheme) which shall be at least the highest of:

(a)	the closing price of the Class A Ordinary Shares as stated in the Hong Kong Stock Exchange’s daily quotations sheet on the Grant Date, which must be a Business Day;

(b)	the average closing price of the Class A Ordinary Shares as stated in the Hong Kong Stock Exchange’s daily quotation sheets for the five Business Days immediately preceding the Grant Date; and

(c)	the nominal value of a Class A Ordinary Share.

The Exercise Price in respect of any Options to subscribe for Class A Ordinary Shares in the form of ADSs shall be a price, which shall, together with the method of payment for such Exercise Price, be determined by the Board or its delegate(s) in its absolute discretion and notified to a Grantee (subject to any adjustments made pursuant to the 2025 Share Incentive Scheme) and shall be at least the higher of:

(a)	the per-share closing price of the Company’s ADSs on the New York Stock Exchange on the Grant Date, which must be a Trading Day; and

(b)	the average per-share closing price of the Company’s ADSs on the New York Stock Exchange for the five Trading Days immediately preceding the Grant Date,

subject to the condition that the Company shall not grant any Options with an Exercise Price denominated in Hong Kong dollars unless such Exercise Price complies with Rule 17.03E of the Hong Kong Listing Rules.

Rule 17.03E of the Hong Kong Listing Rules states that the exercise price of options must be at least the higher of: (i) the closing price of the shares as stated in the Hong Kong Stock Exchange’s daily quotations sheet on the date of grant, which must be a business day; and (ii) the average closing price of the shares as stated in the Hong Kong Stock Exchange’s daily quotations sheets for the five business days immediately preceding the date of grant.

ADSs are denominated in U.S. dollars by definition, and the Exercise Price for Options to subscribe for Class A Ordinary Shares in the form of ADSs will necessarily be presented in U.S. dollars. Pursuant to the waiver from strict compliance with Rules 4.10 and 4.11 of, and Note 2.1 to Paragraph 2 of Appendix D2 of the Hong Kong Listing Rules as disclosed in the prospectus of the Company dated 25 June 2021, the Company has applied for and the Hong Kong Stock Exchange has granted the waiver that the Company will prepare its accounts based on U.S. GAAP in line with the market practice of granting options to subscribe for ordinary shares in the form of American depositary shares with exercise prices denominated in U.S. dollars and tied to the market price of its New York Stock Exchange-traded ADSs.

On the basis that (a) the method for determining the Exercise Price of the Options to subscribe for Class A Ordinary Shares in the form of ADSs based on the market price of ADSs substantially replicates the requirement of Rule 17.03E of the Hong Kong Listing Rules, (b) granting Options to subscribe for Class A Ordinary Shares in the form of ADSs with Exercise Price determined with reference to closing price of the Company’s ADSs on the New York Stock Exchange which are denominated in U.S. dollars would better reflect the market price for the underlying securities subject to the grant, and (c) grant of Options to subscribe for Class A Ordinary Shares in the form of ADSs with Exercise Price based on the market price of the ADSs which are denominated in U.S. dollars is consistent with the market practice adopted by companies dual primarily listed on the Hong Kong Stock Exchange and U.S., the Directors are of the view that it will be inappropriate and unduly burdensome for the Company to strictly comply with Rule 17.03E of the Hong Kong Listing Rules.

The Company has applied for and the Hong Kong Stock Exchange has granted a waiver from strict compliance with the requirement under Rule 17.03E of the Hong Kong Listing Rules, so that the Company will be able to determine the Exercise Price for Options to subscribe for Class A Ordinary Shares in the form of ADSs under the 2025 Share Incentive Scheme based on the higher of: (i) the per-share closing price of the Company’s ADSs on the New York Stock Exchange on the Grant Date, which must be a Trading Day; and (ii) the average per-share closing price of the Company’s ADSs on the New York Stock Exchange for the five Trading Days immediately preceding the Grant Date, subject to the condition that the Company shall not grant any Options with an Exercise Price denominated in Hong Kong dollars unless such Exercise Price complies with Rule 17.03E of the Hong Kong Listing Rules.

Such basis will serve to preserve the value of the Company and align the interests of the Grantee with the continuous growth of the Company.

The Purchase Price of RSUs, if any, will be set out in the Award Agreement and will be determined by the Board or its delegate(s) in its absolute discretion, taking into account the purpose of the 2025 Share Incentive Scheme, the interests of the Company and the individual circumstances of the Grantee. The discretion of the Board or its delegate(s) on stipulating the Purchase Price of RSUs will provide flexibility to impose appropriate terms and conditions in light of the particular circumstances of the relevant Grantee, which is in line with the purpose of the 2025 Share Incentive Scheme.

7.	Scheme Limits

The total number of Class A Ordinary Shares which may be issued in respect of all awards to be granted under the 2025 Share Incentive Scheme and any other share schemes or plans of the Company must not in aggregate exceed 10% of the total number of Shares of the Company (including the Class A Ordinary Shares and Class B Ordinary Shares) in issue (excluding treasury shares) as at the Adoption Date (the “Scheme Mandate Limit”). As of the Latest Practicable Date, there were 1,903,550,041 Shares (including the Class A Ordinary Shares and Class B Ordinary Shares) in issue. Assuming there is no change in the number of issued Shares (excluding treasury shares) during the period from the Latest Practicable Date to the Adoption Date, the maximum number of Class A Ordinary Shares issuable pursuant to the 2025 Share Incentive Scheme and any other share schemes or plans of the Company in aggregate will be 190,355,004 Class A Ordinary Shares.

Subject to paragraph above, the total number of Class A Ordinary Shares which may be issued in respect of all awards to be granted to Service Providers under the 2025 Share Incentive Scheme and any other share schemes or plans of the Company must not in aggregate exceed 0.5% of the total number of Shares of the Company (including the Class A Ordinary Shares and Class B Ordinary Shares) in issue (excluding treasury shares) as at the Adoption Date (the “Service Provider Sublimit”). For the avoidance of doubt, the Service Provider Sublimit is set within the Scheme Mandate Limit. Assuming there is no change in the number of issued Shares (excluding treasury shares) during the period from the Latest Practicable Date to the Adoption Date, the maximum number of Class A Ordinary Shares issuable pursuant to the 2025 Share Incentive Scheme and any other share schemes or plans of the Company to Service Providers in aggregate will be 9,517,750 Class A Ordinary Shares.

The Directors (including the independent non-executive Directors) are of the view that the Service Provider Sublimit of 0.5% is appropriate and reasonable given the nature of the industries in which the Group operates and the Group’s current and future business needs, and take into account (i) the rationale behind the scope and eligibility criteria of Service Providers as detailed above and in the Appendix B to this proxy statement/circular, (ii) that this sublimit provides the Group with flexibility to provide equity incentives (instead of expending cash resources in the form of monetary consideration) to reward and collaborate with persons who are not employees or directors of the Group, but who may have exceptional expertise in their field or who may be able to provide valuable expertise and services to the Group, which is in line with the purpose of the 2025 Share Incentive Scheme, (iii) the fact that this sublimit represents a maximum limit and that the Company retains the flexibility to allocate Awards from this sublimit to satisfy Awards to other Eligible Participants depending on business growth and needs in the future as and when appropriate, (iv) the historical amount of awards granted to the Service Providers and the expected needs for their services in the future, and (v) the minimal dilution effect arising from the potential grant of Awards to the Service Providers. The Board recommends the Shareholders to vote in favour of the Service Provider Sublimit.

8.	Appointment of Trustee

The Company, acting by the Board or its delegate(s) may appoint one or more Trustees to assist with the administration, exercise and vesting of Awards granted under the 2025 Share Incentive Scheme.

The Trustee shall abstain from voting or exercising any voting rights in respect of any Class A Ordinary Shares held, whether directly or indirectly, on matters that require approval of the Shareholders under the Hong Kong Listing Rules, unless otherwise required by applicable laws to vote in accordance with the beneficial owner’s direction and such a direction is given.

As at the Latest Practicable Date, the Company has not appointed a Trustee under the 2025 Share Incentive Scheme.

None of the Directors is a Trustee of the 2025 Share Incentive Scheme or has any direct or indirect interest in the Trustees of the 2025 Share Incentive Scheme, if any.

9.	Granting Awards to Connected Persons

Any grant of Awards to a Director, chief executive of the Company or substantial shareholder (or any of their respective associates) must be approved by the independent non-executive Directors (excluding any independent non-executive Director who is the Grantee of the Awards) and shall otherwise be subject to compliance with the requirements of the applicable laws.

The Corporate Governance Committee must make a recommendation on any grants of Awards to a Director who is a beneficiary of weighted voting rights under Rule 8A.30(4) of the Hong Kong Listing Rules.

Where any grant of RSUs to a Director (other than an independent non-executive Director) or chief executive of the Company (or any of their respective associates) would result in the Class A Ordinary Shares issued and to be issued in respect of all restricted share units granted (excluding any restricted share units lapsed in accordance with the terms of the Scheme and any other share schemes or plans of the Company) to such person in the 12 month period up to and including the Grant Date representing in aggregate over 0.1% of the total number of issued Shares of the Company (excluding treasury shares), such further grant of RSUs must be separately approved by the Shareholders in general meeting in accordance with the Hong Kong Listing Rules, with such Grantee, his/her associates and all core connected persons of the Company abstaining from voting in favour at such general meeting.

Where any grant of Awards to an independent non-executive Director or a substantial shareholder (or any of their respective associates) would result in the Class A Ordinary Shares issued and to be issued in respect of all options and awards granted (excluding any options and awards lapsed in accordance with the terms of the Scheme and any other share schemes or plans of the Company) to such person in the 12-month period up to and including the Grant Date representing in aggregate over 0.1% of the total number of Shares of the Company (including the Class A Ordinary Shares and Class B Ordinary Shares) in issue (excluding treasury shares), such further grant of Awards must be separately approved by the Shareholders in general meeting in accordance with the Hong Kong Listing Rules, with such Grantee, his/her associates and all core connected persons of the Company abstaining from voting in favour at such general meeting.

Shareholder approval is required prior to any grant of Awards, in any transaction or series of related transactions, to an officer or a member of a control group or any other substantial security holder of the Company that has an affiliated person who is an officer or director of the Company if the number of Shares underlying the Awards to be granted, exceeds either 1% (one percent) of the issued Shares of the Company (excluding treasury shares) or 1% (one percent) of the voting power outstanding before the Grant.

10.	Miscellaneous

In the 2025 Share Incentive Scheme, references to new Class A Ordinary Shares include treasury shares, and references to the issuance of Class A Ordinary Shares include the transfer of treasury shares. The Company may use treasury shares to satisfy the exercise and/or vesting of Awards under the 2025 Share Incentive Scheme.

The Board recommends that shareholders vote FOR the resolution in relation to the proposed adoption of the 2025 Share Incentive Scheme.

PROPOSAL 7

PROPOSED GRANT OF RESTRICTED SHARE UNITS TO MR. HE

We refer to the announcement of the Company dated March 19, 2025 in relation to the Proposed Grant of RSUs to Mr. He pursuant to the 2025 Share Incentive Scheme, subject to the approval by the Independent Shareholders at the AGM.

1.	Further Details of the Proposed Grant of RSUs to Mr. He

Date of grant	March 19, 2025

Grantee	Mr. He

Purchase price of RSUs granted	Nil

Number of RSUs granted	28,506,786

Closing price of the Class A Ordinary Shares on the date of grant	HK$89.550 per Share

Vesting schedule and performance targets	The RSUs conditionally granted shall vest after the 12 months vesting period, upon the satisfaction of the following performance targets:

(i) the arithmetic average closing price of the Shares as stated in the Stock Exchange’s daily quotations sheet for any 30 consecutive Business Days first reaches or exceeds HK$250, one-third (1/3) of the Proposed Grant (9,502,262 RSUs) shall vest, subject to Mr. He’s continued employment through such date;

(ii)  the arithmetic average closing price of the Shares as stated in the Stock Exchange’s daily quotations sheet for any 30 consecutive Business Days first reaches or exceeds HK$500, an additional one-third (1/3) of the Proposed Grant (9,502,262 RSUs) shall vest, subject to Mr. He’s continued employment through such date;

(iii)  the arithmetic average closing price of the Shares as stated in the Stock Exchange’s daily quotations sheet for any 30 consecutive Business Days first reaches or exceeds HK$750, a further additional one-third (1/3) of the Proposed Grant (9,502,262 RSUs) shall vest, subject to Mr. He’s continued employment through such date.

In the event that the price of the Shares is affected by an alteration in the capital structure of the Company by way of a capitalization issue, rights issue, subdivision or consolidation of shares of the Company, the Share price targets stated above may be adjusted upwards or downwards in such manner as the Board determines in its sole discretion in writing to be fair and reasonable. Any such adjustments will be announced as soon as practicable thereafter and may be subject to approval by Shareholders in general meeting as contemplated under the terms of the 2025 Share Incentive Scheme and in compliance with the applicable laws.

For the avoidance of doubt:

(A)  in the event that the arithmetic average closing price of the Shares as stated in the Stock Exchange’s daily quotations sheet for any 30 consecutive Business Days first reaches or exceeds a target Share price and the RSUs granted had already been vested due to the same or other target milestone being reached before, the RSUs which are capable of being vested will be reduced accordingly (by way of example, if the HK$500 Share price target is first reached, it is intended that two-thirds (2/3) of the Proposed Grant will vest if the HK$250 Share price target was not reached before; however, if the HK$250 Share price target was reached before and one-third (1/3) of the Proposed Grant had vested, only an additional one-third (1/3) of the Proposed Grant may vest if the HK$500 Share price target is subsequently reached); and

(B)  the Proposed Grant may vest on the first anniversary of the date of the Proposed Grant if any or all of the performance targets are met on or before the first anniversary of the date of the Proposed Grant.

Expiration	To the extent any of the performance targets is not met by March 18, 2035, the unvested RSU granted to Mr. He shall lapse.

Clawback mechanisms	If Mr. He is terminated for Cause, the RSUs awarded under the Proposed Grant shall be clawed back as of the date of Mr. He’s termination for Cause pursuant to the 2025 Share Incentive Scheme. In addition, the Company shall have the right to (i) require Mr. He to surrender some or all of the Shares underlying the RSUs which have been issued to Mr. He or Mr. He’s transferee for no consideration or (ii) require Mr. He to pay the Company any and all payment in cash or other property in lieu of the Shares underlying the RSUs which Mr. He has received from the Company.

Under the terms of the 2025 Share Incentive Scheme, unless otherwise specified by the Board or its delegate(s) in its sole discretion in the Award Agreement, the Grantees do not have any rights to any cash or non-cash income, dividends or distributions and/or the sale proceeds of non-cash and non-scrip distributions from any Class A Ordinary Shares underlying an Award. Unless otherwise stipulated under the 2025 Share Incentive Scheme, an Award shall be personal to the Grantee and shall not be transferable or assignable.

To the best knowledge of the Directors, as of the Latest Practicable Date, no financial assistance has been provided by the Group to Mr. He for the purchase of Shares under the 2025 Share Incentive Scheme.

2.	Number of Shares Available for Future Grant

As of the Latest Practicable Date, the Company maintained one valid share incentive schemes, i.e. the 2019 Equity Incentive Plan.

As of the Latest Practicable Date, 21,773,613 restricted share units (representing equal number of underlying Class A Ordinary Shares) may be further granted under the 2019 Equity Incentive Plan. For the avoidance of doubt, there will be no further grant under the 2019 Equity Incentive Plan upon the effectiveness of the 2025 Share Incentive Scheme. All restricted share units granted under the 2019 Equity Incentive Plan before the effectiveness of the 2025 Share Incentive Scheme will remain valid and be able to be vested, lapsed and cancelled pursuant to the terms and conditions of the 2019 Equity Incentive Plan.

Assuming (i) the Shareholders approves the proposed adoption of the 2025 Share Incentive Scheme and the Proposed Grant at the AGM, (ii) no more awards will be granted under the 2019 Equity Incentive Plan and/ or the 2025 Share Incentive Scheme from the Latest Practicable Date to the AGM, and (iii) that there is no change to the number of issued Share of the Company from the Latest Practicable Date to the AGM, as at the Latest Practicable Date and following the Proposed Grant, a total of 161,848,218 Awards (representing equal number of underlying Class A Ordinary Shares) will be available for future grant under the 2025 Share Incentive Scheme.

3.	Listing Rules Implications

Pursuant to Rule 17.04(1) of the Hong Kong Listing Rules and the terms of the 2025 Share Incentive Scheme, the grant of Awards to any Director, chief executive or substantial shareholder of the Company or any of their respective associates must be approved by the independent non-executive Directors (excluding any independent non-executive Director who is the grantee of the Awards). Accordingly, the RSUs conditionally granted to Mr. He has been reviewed and approved by the independent non-executive Directors.

In addition, pursuant to Chapter 17 of the Hong Kong Listing Rules and the terms of the 2025 Share Incentive Scheme, if awards granted to a substantial shareholder or an independent non-executive Director (or any of their respective associates) would result in the Shares issued and to be issued upon exercise of all awards already granted and to be granted (including awards vested, cancelled and outstanding) to such person under the 2025 Share Incentive Scheme or any other schemes of the Company in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of the Shares in issue, such further grant of awards must be approved by the Independent Shareholders at general meeting.

Pursuant to Rule 17.03D(1) of the Hong Kong Listing Rules, where any grant of options or awards to a participant would result in the shares issued and to be issued in respect of all options and awards granted to such person (excluding any options and awards lapsed in accordance with the terms of the scheme) in the 12-month period up to and including the date of such grant representing in aggregate over 1% of the relevant class of shares of the listed issuer in issue (excluding treasury shares), such grant must be separately approved by shareholders of the listed issuer in general meeting with such participant and his/her close associates (or associates if the participant is a connected person) abstaining from voting. The listed issuer must send a circular to the shareholders.

Shareholders’ approval is required prior to any grant of Awards, in any transaction or series of related transactions, to an officer or a member of a control group or any other substantial security holder of the Company that has an affiliated person who is an officer or director of the Company if the number of Shares underlying the Awards to be granted, exceeds either 1% (one percent) of the total number of Shares of the Company (including the Class A Ordinary Shares and Class B Ordinary Shares) in issue (excluding treasury shares) or 1% (one percent) of the voting power outstanding before the grant.

Accordingly, the Proposed Grant to Mr. He is conditional on the Independent Shareholders’ approval at the AGM, while Mr. He and his associates and all core connected persons of the Company shall abstain from voting in favour at the AGM to be convened by the Company.

	Class of Shares	Number of Shares held as at the Latest Practicable Date	Approximate percentage of shareholding in the issued and outstanding share capital of the Company as at the Latest Practicable Date
Grantee and his associates
Mr. He and his associatesNote 1	Class A Ordinary Shares	8,239,844	0.43%
	Class B Ordinary Shares	348,708,257	18.32%
Core Connected Persons of the Company
Fang Qu and her close associatesNote 2	Class A Ordinary Shares	11,550	0.00%
Donghao Yang and his close associatesNote 3	N/A	27,216	0.00%

Notes:

(1)

Representing (i) 1,000,000 Class A Ordinary Shares held by Mr. He, (ii) 2,839,844 Class A Ordinary Shares represented by ADSs held through Galaxy Dynasty Limited, which is wholly-owned by Mr. He, (iii) 4,400,000 Class A Ordinary Shares represented by ADSs held through Simplicity Holding Limited, and (iv) 327,708,257 Class B Ordinary Shares and 21,000,000 Class B Ordinary Shares held through Simplicity Holding Limited and Respect Holding Limited, respectively. Simplicity Holding Limited and Respect Holding Limited are both wholly owned by Mr. He (being the settlor) through Binghe Galaxy Limited under The Binghe Trust.

(2)	Representing 11,550 Class A Ordinary Shares held by Ms. Fang Qu.
(3)

As of the Latest Practicable Date, Mr. Donghao Yang was interested in 27,216 Class A Ordinary Shares underlying 27,216 RSUs granted to him under the 2019 Equity Incentive Plan, which have not been vested yet.

As at the Latest Practicable Date, none of the Shareholders who were required to abstain from voting in favour of the resolution approving the Proposed Grant have given to the Company notice of their intention to vote against the resolution at the AGM.

Assuming the fully vesting of the 28,506,786 RSUs proposed to be granted to Mr. He, Mr. He will hold 385,454,887 Shares (comprising 36,746,630 Class A Ordinary Shares and 348,708,257 Class B Ordinary Shares) of the Company immediately after the allotment and issuance of the relevant new Class A Ordinary Shares, representing approximately 19.95% of the total issued share capital of the Company based on the total number of 1,932,056,827 Shares as enlarged by the allotment and issuance of such new Class A Ordinary Shares, assuming there being no other changes in the share capital of the Company from the Latest Practicable Date to the date of such allotment and issuance of the relevant new Class A Ordinary Shares.

4.	Reasons and Benefits of the Proposed Grant

Mr. He is one of the co-founders of the Company, and currently serves as an executive Director, the chairman of the Board, and the chief executive officer of the Company. With the belief and aspiration to transform the traditional automotive industry in which customers have been long underserved and drive the development of Smart EV with technology and data, Mr. He, together with other co-founders, established the Company and has led the Group to a leading Chinese Smart EV company. Since joining the Group in January 2015 and since serving as the chairman and CEO of the Group from August 2017, Mr. He has been responsible for the overall strategic planning and business operation decisions of the Group. Mr. He has leveraged his professional background, experience in automobile and technology industries and technical skills to design the distinctive strategy of promoting self-development of key software and hardware for the purpose of enabling the technology innovation and iteration for the Company and execute such plan along with other employees. The long-term development and progress of the Group would require a strong leader who is committed to guiding the Group in overall strategic planning and development, and leading the management in implementing medium and long-term business strategies while achieving various corporate objectives of the Group. The leadership of Mr. He is expected to enhance the Group’s enterprise value for the benefit of the Company and its Shareholders as a whole.

The Proposed Grant is to provide incentive for Mr. He’s persistent devotions and leadership in the development of the Group’s business by further aligning the interests of the Group with him.

5.	Recommendations of the Independent Non-executive Directors

An ordinary resolution in respect of the Proposed Grant will be proposed at the AGM for consideration and approval by the Independent Shareholders. The independent non-executive Directors are of the view that the terms of the Proposed Grant are fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and its Shareholders as a whole. Accordingly, the independent non-executive Directors recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the AGM to approve the Proposed Grant.

The Board recommends that Independent Shareholders vote FOR the resolution in relation to the proposed grant of RSUs to Mr. He.

PROPOSAL 8

PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES

In order to give the Company the flexibility to issue Class A Ordinary Shares if and when appropriate, without needing to convene a general meeting for each and every share issuance, an ordinary resolution will be proposed at the AGM to approve the granting of a general mandate to the Directors to allot, issue or deal with additional Class A Ordinary Shares not exceeding 20% of the total number of issued shares (excluding treasury shares) of the Company as at the date of passing of such resolution (the “Issuance Mandate”).

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,554,841,784 Class A Ordinary Shares and 348,708,257 Class B Ordinary Shares. Subject to the passing of the ordinary resolution 8 and on the basis that the issued share capital of the Company (excluding treasury shares) remains unchanged after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to issue a maximum of 380,710,008 Class A Ordinary Shares. The Directors wish to state that they have no immediate plans to issue any new shares pursuant to the Issuance Mandate. For the avoidance of doubt, any issuance of additional Class A Ordinary Shares upon satisfaction of certain milestones, pursuant to the share purchase agreement, dated August 27, 2023, among the Company, DiDi Global Inc. and Da Vinci Auto Co. Limited, is an exercise of powers authorized by the general mandate granted at the annual general meeting of the Company held on June 20, 2023, and shall not count towards the number of shares issued pursuant to the Issuance Mandate.

The Board recommends that shareholders vote FOR the resolution in relation to the proposed grant of general mandate to issue shares.

PROPOSAL 9

PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSS

In order to give the Company the flexibility to repurchase shares and/or ADSs if and when appropriate, without needing to convene a general meeting for each and every share repurchase, an ordinary resolution will be proposed at the AGM to approve the granting of a new general mandate to the Directors to exercise the powers of the Company to repurchase its shares and/or ADSs representing up to 10% of the total number of issued shares (excluding treasury shares) of the Company as at the date of passing of such resolution (the “Repurchase Mandate”).

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,554,841,784 Class A Ordinary Shares and 348,708,257 Class B Ordinary Shares. Subject to the passing of the ordinary resolution 9 and on the basis that the issued share capital of the Company (excluding treasury shares) remains unchanged after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to repurchase a maximum of 190,355,004 Class A Ordinary Shares.

An explanatory statement required by the Hong Kong Listing Rules to be sent to the shareholders of the Company in connection with the Repurchase Mandate is set out in Appendix C to this proxy statement/circular. This explanatory statement contains the information reasonably necessary to enable the shareholders of the Company to make an informed decision on whether to vote for or against the relevant resolution at the AGM.

The Board notes that with effect from June 11, 2024, the Hong Kong Listing Rules have been amended to remove the requirement to cancel repurchased shares and to adopt a framework to govern the resale of treasury shares. In view of the changes to the Hong Kong Listing Rules, if the Company purchases any Class A Ordinary Shares and/or ADSs pursuant to the Repurchase Mandate, the Company will either (i) cancel the Class A Ordinary Shares and/or the Class A Ordinary Shares underlying ADSs repurchased and/or (ii) hold such Class A Ordinary Shares and/or the Class A Ordinary Shares underlying ADSs in treasury, subject to market conditions and the Company’s capital management needs at the relevant time any repurchases of shares are made. If the Company holds any shares of the Company in treasury, any sale or transfer of such shares in treasury will be made pursuant to the terms of the Issuance Mandate and in accordance with the Hong Kong Listing Rules and applicable laws and regulations of the Cayman Islands. To the extent that any treasury shares are deposited with CCASS pending resale on the Hong Kong Stock Exchange, the Company will adopt appropriate measures to ensure that it does not exercise any shareholders’ rights or receive any entitlements which would otherwise be suspended under the applicable laws if those Shares were registered in the Company’s own name as treasury shares, which may include approval by the Board that (i) the Company would not (or would procure its broker not to) give any instructions to Hong Kong Securities Clearing Company Limited to vote at general meetings for the treasury shares deposited with CCASS and (ii) in the case of dividends or distributions, the Company will withdraw the treasury shares from CCASS, and either re-register them in its own name as treasury shares or cancel them, in each case before the record date for the dividends or distributions.

The Directors wish to state that they have no immediate plans to repurchase any shares pursuant to the Repurchase Mandate as of the Latest Practicable Date.

The Board recommends that shareholders vote FOR the resolution in relation to the proposed grant of general mandate to repurchase shares.

PROPOSAL 10

PROPOSED GRANT OF EXTENSION MANDATE TO ISSUE SHARES

In addition, subject to a separate approval of the ordinary resolution 10, the number of shares and/or shares underlying the ADSs purchased by the Company under ordinary resolution 9 will also be added to extend the Issuance Mandate as mentioned in ordinary resolution 8 provided that such additional number shall represent up to 10% of the total number of issued shares (excluding treasury shares) of the Company as at the date of passing the resolutions in relation to the Issuance Mandate and Repurchase Mandate (the “Extension Mandate”).

The Board recommends that shareholders vote FOR the resolution in relation to the proposed grant of extension mandate to issue shares.

The Issuance Mandate (including the Extension Mandate) and the Repurchase Mandate, if granted, shall continue to be in force during the period from the date of passing of the resolutions for the approval of the Issuance Mandate (including the Extension Mandate) and the Repurchase Mandate up to (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required to be held by the articles of association of the Company or any applicable laws and regulations; or (iii) the date on which the authority set out in the Issuance Mandate (including the Extension Mandate) or the Repurchase Mandate (as the case may be) is revoked or varied by an ordinary resolution of the shareholders in general meeting, whichever occurs first.

APPENDIX A

DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Pursuant to the Hong Kong Listing Rules, the details of each of the Retiring Directors, who will retire and being eligible, offer himself for re-election at the AGM, are provided below.

(1)	Mr. He

Position and Experience

Mr. He, aged 47, is our co-founder, executive Director, chairman of the Board and chief executive officer. Mr. He currently holds directorships in other members of the Group. Prior to serving as chairman and chief executive officer of our Company, Mr. He served at Alibaba Group, a public company listed on the NYSE (symbol: BABA) and the Hong Kong Stock Exchange (stock code: 9988), from June 2014 to August 2017, including serving as the president of Alibaba mobile business group, chairman of Alibaba Games and president of Tudou.com. In 2004, Mr. He co-founded UCWeb Inc., a Chinese mobile internet company that provides mobile internet software technology and services, and served as the president of product from January 2005 to June 2014. In June 2014, UCWeb Inc. was acquired by Alibaba Group. Mr. He previously served as an independent director and a member of the audit committee of HUYA Inc., a game live streaming platform company in China listed on the NYSE (symbol: HUYA) from May 2018 to May 2020. Mr. He received his bachelor’s degree in computer science from South China University of Technology in July 1999. Mr. He obtained the qualification certificate of senior economist (technology entrepreneur) in business administration issued by the Human Resources and Social Security Department of Guangdong Province (廣東省人力資源和社會保障廳) in January 2020.

Save as disclosed above, Mr. He has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Mr. He has entered into a letter of appointment with the Company for a term of three years commencing from July 7, 2024, subject to the retirement and rotation provisions as set out in the Existing Memorandum and Articles.

Relationships

As of the Latest Practicable Date, Mr. He is a substantial shareholder (as defined in the Hong Kong Listing Rules) and a controlling shareholder (as defined in the Hong Kong Listing Rules) of the Company. Save as disclosed above, as far as the Directors are aware and as at the Latest Practicable Date, Mr. He does not have any other relationships with other Directors, senior management, substantial shareholders (as defined in the Hong Kong Listing Rules) or controlling shareholders (as defined in the Hong Kong Listing Rules) of the Company.

Interests in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Mr. He was interested or deemed to be interested in the following shares or underlying shares of the Company and its associated corporations pursuant to Part XV of the Securities and Futures Ordinance as set out below:

Interest in the shares of the Company:

Nature of Interest(2)	Relevant Entity	Number and Class of securities(2)	Approximated percentage of interest of each class of shares in our Company(1)
Interest in controlled corporation	Simplicity Holding Limited	327,708,257 Class B ordinary shares	93.98%
Interest in controlled corporation	Respect Holding Limited	21,000,000 Class B ordinary shares	6.02%
Founder of a discretionary trust	N/A	4,400,000 Class A Ordinary Shares	0.28%
Interest of corporation controlled by you	Galaxy Dynasty Limited	2,839,844 Class A Ordinary Shares	0.18%
Beneficial owner	N/A	29,506,786 Class A Ordinary Shares	1.90%

Note:

(1)	As of the Latest Practicable Date, the Company had 1,903,550,041 issued shares in total, comprising 1,554,841,784 Class A Ordinary Shares and 348,708,257 Class B Ordinary Shares.
(2)

Representing (i) 1,000,000 Class A Ordinary Shares held by Mr. He, (ii) 2,839,844 Class A Ordinary Shares represented by ADSs held through Galaxy Dynasty Limited, which is wholly-owned by Mr. He, (iii) 4,400,000 Class A Ordinary Shares represented by ADSs held through Simplicity Holding Limited, (iv) 327,708,257 Class B Ordinary Shares and 21,000,000 Class B Ordinary Shares held through Simplicity Holding Limited and Respect Holding Limited, respectively. Simplicity Holding Limited and Respect Holding Limited are both wholly owned by Mr. He (being the settlor) through Binghe Galaxy Limited under The Binghe Trust. As of the Latest Practicable Date, Mr. He is interested in 28,506,786 Class A Ordinary Shares underlying 28,506,786 RSUs granted to him under the 2025 Share Incentive Scheme, which is subject to the approval by the Independent Shareholders at the AGM.

Save as disclosed above, Mr. He does not have any interests in nor is he deemed to be interested in any shares or underlying shares and debentures of the Company or its associated corporations pursuant to Part XV of the Securities and Futures Ordinance.

Director’s emoluments

Pursuant to the letter of appointment, Mr. He is not entitled to any annual director’s fee from the Company.

Information that needs to be disclosed and matters that need to be brought to the attention of the Shareholders

As far as the Directors are aware, save as disclosed above, there is no other information of Mr. He to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules; and there are no other matters concerning Mr. He that need to be brought to the attention of the shareholders of the Company.

(2)	Mr. Ji-Xun Foo

Position and Experience

Mr. Foo, aged 57, is a non-executive Director. Mr. Foo has served as a managing partner at GGV Capital, a venture capital firm, from 2006 to 2023. He currently serves as a senior managing partner at Granite Asia, a multi-asset investment platform. From 2000 to 2005, Mr. Foo worked at Draper Fisher Jurvetson ePlanet Ventures L.P., a venture capital fund, and last served as a director. From 1996 to 2000, he served as a manager of the Finance and Investment Division of the National Science and Technology Board of Singapore. From 1993 to 1996, Mr. Foo served as the leader of a research and development project at Hewlett-Packard, an information technology company listed on the NYSE (symbol: HPQ). Mr. Foo has served as a director of Baidu, Inc., a company listed on the NASDAQ (symbol: BIDU) and the Hong Kong Stock Exchange (stock code: 9888) since July 2019, and a director of Bombardier Inc., a company listed on the Toronto Stock Exchange (symbol: BBD) from May 2022 to November 2024. Mr. Foo received his master of science degree in management of technology in January 1997 and his bachelor’s degree with first class honors in engineering in June 1993 from the National University of Singapore.

Save as disclosed above, Mr. Foo has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Mr. Foo has entered into a letter of appointment with the Company for a term of three years commencing from July 7, 2024, subject to the retirement and rotation provisions as set out in the Existing Memorandum and Articles.

Relationships

As far as the Directors are aware and as at the Latest Practicable Date, Mr. Foo does not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Hong Kong Listing Rules) or controlling shareholders (as defined in the Hong Kong Listing Rules) of the Company.

Interests in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Foo does not have any interests in nor is he deemed to be interested in any shares or underlying shares and debentures of the Company or its associated corporations pursuant to Part XV of the Securities and Futures Ordinance.

Director’s emoluments

Pursuant to the letter of appointment, unless the Board (or the compensation committee of the Board, as applicable) otherwise determines, Mr. Foo is entitled to an annual director’s fee of US$30,000.

Information that needs to be disclosed and matters that need to be brought to the attention of the Shareholders

As far as the Directors are aware, save as disclosed above, there is no other information of Mr. Foo to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules; and there are no other matters concerning Mr. Foo that need to be brought to the attention of the shareholders of the Company.

APPENDIX B

SUMMARY OF THE 2025 SHARE INCENTIVE SCHEME

The following is a summary of the rules of the 2025 Share Incentive Scheme to be adopted at the AGM. It does not form part of, nor is it intended to be part of the 2025 Share Incentive Scheme. The Directors reserve the right at any time prior to the AGM to make such amendments to the 2025 Share Incentive Scheme as they may consider necessary or appropriate provided that such amendments do not conflict with any material aspects of the summary in this Appendix B.

1.	PURPOSE

1.1	The purpose of the 2025 Share Incentive Scheme includes:

(a)	recognize and reward Eligible Participants for their contribution to the Group;

(b)	attract and retain best available personnel, and provide them with the opportunity to acquire proprietary interests in the Company; and

(c)

encourage Eligible Participants to work towards enhancing the value of the Company and its Shares, align the interests of these Eligible Participants with those of the Group and further promote the success of the Group’s business.

1.2	The 2025 Share Incentive Scheme will provide the Company with a flexible means of retaining, incentivizing, rewarding, remunerating, compensating and/or providing benefits to Eligible Participants.

2.	DURATION

2.1

Subject to any early termination as may be determined by the Board or its delegate(s) pursuant to the 2025 Share Incentive Scheme, the 2025 Share Incentive Scheme shall be valid and effective for a period of 10 (ten) years commencing the Adoption Date, after which no further Awards will be granted, but the provisions of the 2025 Share Incentive Scheme shall in all other respects remain in full force and effect and the Awards granted during the term of the 2025 Share Incentive Scheme may continue to be valid and exercisable in accordance with their terms of grant.

3.	APPOINTMENT OF TRUSTEE

3.1

The Company, acting by the Board or its delegate(s) may appoint one or more Trustees to assist with the administration, exercise and vesting of Awards granted under the 2025 Share Incentive Scheme. The Company, acting by the Board or its delegate(s) (if so authorized by the Shareholders, where applicable), may, to the extent permitted by the applicable laws, (a) subject to the Scheme Mandate Limit and Service Provider Sublimit, allot and issue new Class A Ordinary Shares to the Trustee, and direct and procure the Trustee to transfer the same to the Grantees; and/or (b) direct and procure the Trustee to transfer existing Class A Ordinary Shares (x) directly to the Grantees, or (y) to the Depositary to convert the Class A Ordinary Shares into ADSs for the account and on behalf of the Grantees, either by utilizing Returned Shares or Further Shares, or by making on-market purchases of existing Class A Ordinary Shares at the prevailing market price, in either case to satisfy the Awards upon vesting or exercise. The Company, acting by the Board or its delegate(s) shall, to the extent permitted by applicable laws, provide sufficient funds to the Trustee by whatever means as the Board or its delegate(s) may in its absolute discretion determine to enable the Trustee to satisfy its obligations in connection with the administration, vesting and exercise of Awards.

4.	ELIGIBLE PARTICIPANTS

4.1

The Eligible Participants who may be selected to become Grantees of the 2025 Share Incentive Scheme are any individuals being an Employee Participant, a Related Entity Participant or a Service Provider.

4.2

The Company has entered into a series of contractual arrangements (the “Contractual Arrangements”) with its Consolidated Affiliated Entities and their respective shareholders, which collectively enable it to (i) exercise effective control over the Consolidated Affiliated Entities; and (ii) receive substantially all the economic benefits of the Consolidated Affiliated Entities. As a result of these Contractual Arrangements, the Company is the primary beneficiary of the Consolidated Affiliated Entities, and has consolidated their financial results in the Group’s consolidated financial statements. Accordingly, the Consolidated Affiliated Entities are functionally equivalent to the subsidiaries of the Company, and the Company has treated them as subsidiaries for its financial reporting. The Consolidated Affiliated Entities are operationally and strategically integral to the Company’s business operations and development. Their directors and employees contribute directly to the consolidated financial performance and long-term growth of the Company. Certain directors and employees of the Consolidated Affiliated Entities possess specialized skills, technology or knowledge important to the Group’s success. Excluding the directors or employees of the Consolidated Affiliated Entities from the 2025 Share Incentive Scheme could create misalignment between their efforts and the Group’s overarching goals, undermining the 2025 Share Incentive Scheme’s purpose of rewarding eligible participants who have contributed or will contribute to the Group and encouraging eligible participants to work towards enhancing the value of the Company and its Shares.

4.3

The eligibility of any of the Eligible Participants shall be determined by the Board or its delegate(s) from time to time on the basis of the Board’s or its delegate(s)’ opinion as to the Eligible Participants’ contribution to the development and growth of the Group. In assessing whether Awards are to be granted to any Eligible Participants, the Board or its delegate(s) shall take into account various factors, including but not limited to, the nature and extent of contributions provided by such Eligible Participants to the Group, the special skills or technical knowledge possessed by such Eligible Participants which is beneficial to the continuing development of the Group, the positive impacts which such Eligible Participant has brought to the Group’s business and development and whether granting Award to such Eligible Participant is an appropriate incentive to motivate, retain and attract such Eligible Participants to continue to make contributions to the Group.

4.4

In assessing the eligibility of Employee Participant(s), the Board or its delegate(s) will consider all relevant factors as appropriate, including the individual performance, time commitment, responsibilities or employment conditions according to the prevailing market practice and industry standard, the length of engagement with the Group and the individual contribution or potential contribution the Employee Participant(s) made or is likely to make to the development and growth of the Group.

4.5

In assessing the eligibility of Related Entity Participant(s), the Board or its delegate(s) will consider all relevant factors as appropriate, including the experience of the Related Entity Participant(s) on the Group’s business, the actual degree of involvement in and/or cooperation with the Group, the length of engagement with the Group, the amount of support, assistance, guidance, advice, efforts and contributions the Related Entity Participant(s) gave or is likely to give or make towards the success of the Group in the future.

4.6

In assessing the eligibility of Service Provider(s), the Board or its delegate(s) will consider all relevant factors as appropriate, including the applicable securities laws governing registration of the Shares underlying the Awards, the individual performance of relevant Service Provider(s), the length of business relationship with the Group, the materiality and nature of the business relationship with the Group (such as whether they relate to the core business of the Group and whether such business dealings could be readily replaced by third parties), track record in the quality of services provided to and/or cooperation with the Group and the scale of business dealings with the Group with regard to factors such as the actual or expected change in the Group’s revenue or profits which is or may be attributable to the Service Provider(s).

5.	SCHEME MANDATE LIMIT AND SERVICE PROVIDER SUBLIMIT

5.1

The total number of Class A Ordinary Shares which may be issued in respect of all awards to be granted under the 2025 Share Incentive Scheme and any other share schemes or plans of the Company must not in aggregate exceed 10% of the total number of Shares of the Company (including the Class A Ordinary Shares and Class B Ordinary Shares) in issue (excluding treasury shares) as at the Adoption Date (the “Scheme Mandate Limit”) unless the Company obtains approval from the Shareholders pursuant to paragraphs 5.4 and 5.5 below.

5.2

Subject to paragraph 5.1, the total number of Class A Ordinary Shares which may be issued in respect of all awards to be granted to Service Providers under the 2025 Share Incentive Scheme and any other share schemes or plans of the Company must not in aggregate exceed 0.5% of the total number of Shares of the Company (including the Class A Ordinary Shares and Class B Ordinary Shares) in issue (excluding treasury shares) as at the Adoption Date (the “Service Provider Sublimit”) unless the Company obtains approval from the Shareholders pursuant to paragraphs 5.4 and 5.5 below. For the avoidance of doubt, the Service Provider Sublimit is set within the Scheme Mandate Limit.

5.3

For the avoidance of doubt, the Class A Ordinary Shares underlying any awards granted under the 2025 Share Incentive Scheme or any other share schemes or plans of the Company which have been cancelled will be regarded as utilized for the purpose of calculating the Scheme Mandate Limit and Service Provider Sublimit. Where the Company has reissued such cancelled awards, the Class A Ordinary Shares underlying both the cancelled awards and the re-issued awards will be counted as part of the total number of Class A Ordinary Shares subject to paragraphs 5.1 and 5.2 above. However, (i) the awards lapsed (including those clawed back) in accordance with the terms of the 2025 Share Incentive Scheme or (as the case may be) any other share schemes or plans of the Company, and (ii) the Class A Ordinary Shares underlying any awards granted under the 2025 Share Incentive Scheme or any other share schemes or plans of the Company which involve existing Class A Ordinary Shares (including Returned Shares and/or Further Shares), will not be regarded as utilized for the purpose of calculating the Scheme Mandate Limit and Service Provider Sublimit.

5.4

The Scheme Mandate Limit (and the Service Provider Sublimit) may be refreshed at any time by obtaining approval of the Shareholders in general meeting after three years from the Adoption Date or the date of Shareholders’ approval for the last refreshment, provided that:

(a)

the total number of Class A Ordinary Shares which may be issued in respect of all awards to be granted under the 2025 Share Incentive Scheme and any other share schemes or plans of the Company under the Scheme Mandate Limit as refreshed (the “New Scheme Mandate Limit”) must not exceed 10% (and the Service Provider Sublimit as refreshed (the “New Service Provider Sublimit”) must not exceed 0.5%) of the total number of Shares of the Company (including the Class A Ordinary Shares and Class B Ordinary Shares) in issue (excluding treasury shares) at the date of the Shareholders’ approval of such New Scheme Mandate Limit (and New Service Provider Sublimit). Awards previously granted under the 2025 Share Incentive Scheme or any other share schemes or plans of the Company (including those exercised, outstanding, cancelled or lapsed in accordance with the terms of the 2025 Share Incentive Scheme or any other share schemes or plans of the Company) will not be regarded as utilized for the purpose of calculating the total number of Class A Ordinary Shares subject to the New Scheme Mandate Limit (and New Service Provider Sublimit).

(b)

any refreshment to the Scheme Mandate Limit (and the Service Provider Sublimit) within any three-year period must be approved by the Shareholders, where any controlling shareholders and their associates (or if there is no controlling shareholder, Directors (excluding independent non- executive Directors) and the chief executive of Company and their respective associates) must abstain from voting in favour of the relevant resolution at the general meeting and in accordance with the requirements under the Hong Kong Listing Rules.

(c)

the requirements under paragraphs 5.4(b) do not apply if the refreshment is made immediately after an issue of securities by the Company to the Shareholders on a pro rata basis as set out in Rule 13.36(2)(a) of the Hong Kong Listing Rules such that the unused part of the Scheme Mandate Limit (as a percentage of the total number of Shares of the Company (including the Class A Ordinary Shares and Class B Ordinary Shares) in issue (excluding treasury shares)) upon refreshment is the same as the unused part of the New Scheme Mandate Limit immediately before the issue of securities, rounded to the nearest whole Class A Ordinary Share.

5.5

Without prejudice to paragraph 5.4, the Company may seek separate Shareholders’ approval in general meeting to grant awards under the 2025 Share Incentive Scheme or any other share schemes or plans of the Company beyond the Scheme Mandate Limit (or the Service Provider Sublimit) or, if applicable, the extended limits referred to in paragraph 5.4, provided the Awards in excess of the Scheme Mandate Limit (or the Service Provider Sublimit) are granted only to Eligible Participants specifically identified by the Company before such approval is sought. The Company must send a circular to the Shareholders containing the name of each specified Eligible Participant who may be granted such Awards, the number and terms of the Awards to be granted to each Eligible Participant, and the purpose of granting Awards to the specified Eligible Participants with an explanation as to how the terms of the Awards serve such purpose. The number and terms of Awards to be granted to such Eligible Participant must be fixed before Shareholders’ approval.

6.	GRANT OF AWARDS

6.1

On and subject to the terms of the 2025 Share Incentive Scheme and the terms and conditions that the Board or its delegate(s) imposes pursuant to the 2025 Share Incentive Scheme, the Board or its delegate(s) shall be entitled at any time during the term of the 2025 Share Incentive Scheme to make a Grant to any Eligible Participant, as the Board or its delegate(s) may in its absolute discretion determine.

6.2

An Award shall be made to an Eligible Participant by an award agreement in such form as the Board or its delegate(s) may from time to time determine (the “Award Agreement”) requiring the Eligible Participant to undertake to hold the Award on the terms on which it is to be granted and to be bound by the terms of the 2025 Share Incentive Scheme; provided, that if necessary to comply with Section 409A of the Code, for each U.S. Person the Class A Ordinary Shares subject to the Awards shall be “service recipient stock” within the meaning of Section 409A of the Code or the Award shall otherwise comply with Section 409A of the Code. The Award Agreement shall specify the terms on which the Award is to be granted, including: (a) whether the Award is in the form of an Option and/or an RSU; (b) the number of Class A Ordinary Shares (including in the form of ADSs) underlying the Award; (c) the vesting schedule and any conditions, restrictions or limitations that must be satisfied in order for the Award to vest in whole or in part (including, without limitation, as to the performance targets and/or clawback mechanism attached to the Award); (d) in the case of an Award of an Option, the Exercise Price and the Exercise Period, and in the case of an Award of an RSU, the Purchase Price (if any); and (e) any other terms which may be imposed either on a specific Award or generally, provided, that such terms shall not be inconsistent with any other terms and conditions of the 2025 Share Incentive Scheme.

6.3

Unless the Board or its delegate(s) otherwise determines and states in the Award Agreement, a Grantee is not required to pay any amount on application or acceptance of an Award. The Award shall remain open for acceptance for a time period determined by the Board or its delegate(s) and specified in the Award Agreement, provided that no such Award shall be open for acceptance after the expiry of the term of the Scheme or after the Eligible Participant to whom the Award is made has ceased to be an Eligible Participant. To the extent that the Award is not accepted within the time period and in the manner specified in the Award Agreement, the Award will be deemed to have been irrevocably declined and will lapse.

6.4

An Award shall be deemed to have been accepted and to have taken effect when the Company receives a written notice (in electronic or hard copy form or such other form as the Board or its delegate(s) may accept) of the Eligible Participant’s acceptance of the Award.

6.5

The Exercise Price in respect of any Options to subscribe for Class A Ordinary Shares (not in the form of ADSs) shall be a price, which shall, together with the method of payment for such Exercise Price, be determined by the Board or its delegate(s) in its absolute discretion and notified to a Grantee (subject to any adjustments made pursuant to paragraph 15), and shall be at least the highest of:

(a)	the closing price of the Class A Ordinary Shares as stated in the Hong Kong Stock Exchange’s daily quotations sheet on the Grant Date, which must be a Business Day;

(b)	the average closing price of the Class A Ordinary Shares as stated in the Hong Kong Stock Exchange’s daily quotation sheets for the five Business Days immediately preceding the Grant Date; and

(c)	the nominal value of a Class A Ordinary Shares.

6.6

The Exercise Price in respect of any Options to subscribe for Class A Ordinary Shares in the form of ADSs shall be a price, which shall, together with the method of payment for such Exercise Price, be determined by the Board or its delegate(s) in its absolute discretion and notified to a Grantee (subject to any adjustments made pursuant to paragraph 15), and shall be at least the higher of:

(a)	the per-share closing price of the Company’s ADSs on the NYSE on the Grant Date, which must be a Trading Day; and

(b)	the average per-share closing price of the Company’s ADSs on the NYSE for the five Trading Days immediately preceding the Grant Date.

6.7

The Purchase Price, if any, will be set out in the Award Agreement and will be determined by the Board or its delegate(s) in its absolute discretion, taking into account the purpose of the 2025 Share Incentive Scheme, the interests of the Company and the individual circumstances of the Grantee.

7.	RESTRICTIONS ON TIME OF GRANT

7.1

No Grant shall be made to, nor shall any Grant be capable of acceptance by, any Eligible Participant, and no directions or recommendation shall be given to the Trustee under the 2025 Share Incentive Scheme at a time when the Eligible Participant would or might be prohibited from dealing in the Shares by the Hong Kong Listing Rules (where applicable).

7.2

For as long as the Class A Ordinary Shares are listed on the Hong Kong Stock Exchange, a Grant must not be made after inside information has come to the knowledge of the Company until (and including) the Business Day after the Company has announced the information. In particular, during the period commencing 30 days immediately preceding the earlier of:

(a)

the date of the meeting of the Board (as such date is first notified to the Hong Kong Stock Exchange in accordance with the Hong Kong Listing Rules) for the approval of the Company’s results for any year, half-year, quarterly or any other interim period (whether or not required under the Hong Kong Listing Rules); and

(b)

the deadline for the Company to announce its results for any year or half-year under the Hong Kong Listing Rules, or quarterly or any other interim period (whether or not required under the Hong Kong Listing Rules), and ending on the date of the results announcement, no Award may be granted. Such period will cover any period of delay in the publication of a results announcement.

7.3

For as long as the Class A Ordinary Shares are listed on the Hong Kong Stock Exchange, where any Award is proposed to be granted to a Director, it shall not be granted on any day on which the financial results of the Company are published and during the period of:

(a)	60 days immediately preceding the publication date of the annual results or, if shorter, the period from the end of the relevant financial year up to the publication date of the results; and

(b)

30 days immediately preceding the publication date of the quarterly results (if any) and half-year results or, if shorter, the period from the end of the relevant quarterly or half-year period up to the publication date of the results.

7.4	The Board or its delegate(s) may not grant any Awards to any Eligible Participants in any of the following circumstances:

(a)	the requisite approvals for that Grant from any applicable regulatory authorities have not been obtained; or

(b)

the delivery or issue of a prospectus or other offering documents required by applicable laws in respect of the Grant or in respect of the 2025 Share Incentive Scheme have not been made, unless the Board or its delegate(s) determines otherwise; or

(c)	where the Grant would result in a breach of any applicable laws by any member of the Group or any of its directors; or

(d)

the Grant would result in breach of the Scheme Mandate Limit and Service Provider Sublimit or would otherwise cause the Company to issue Class A Ordinary Shares in excess of the permitted amount in the mandate approved by the Shareholders.

8.	LIMIT ON GRANTING AWARDS TO INDIVIDUALS

8.1

Where any grant of Awards to an Eligible Participant would result in the Class A Ordinary Shares issued and to be issued in respect of all options and awards granted to such person (excluding any options and awards lapsed in accordance with the terms of the Scheme and any other share schemes or plans of the Company) in the 12-month period up to and including the Grant Date representing in aggregate over 1% (one percent) of the total number of Shares of the Company (including the Class A Ordinary Shares and Class B Ordinary Shares) in issue (excluding treasury shares), such grant must be separately approved by the Shareholders in general meeting in accordance with the Hong Kong Listing Rules, with such Eligible Participant and his/her close associates (or associates if the Eligible Participant is a connected person) abstaining from voting.

9.	GRANTING AWARDS TO CONNECTED PERSONS

9.1

Any grant of Awards to a Director, chief executive of the Company or substantial Shareholder (or any of their respective associates) must be approved by the independent non-executive Directors (excluding any independent non-executive Director who is the Grantee of the Awards) and shall otherwise be subject to compliance with the requirements of the applicable laws.

9.2	The Corporate Governance Committee must make a recommendation on any grants of Awards to a Director who is a beneficiary of weighted voting rights under 8A.30(4) of the Hong Kong Listing Rules.

9.3

Where any grant of RSUs to a Director (other than an independent non-executive Director) or chief executive of the Company (or any of their respective associates) would result in the Class A Ordinary Shares issued and to be issued in respect of all restricted share units granted (excluding any restricted share units lapsed in accordance with the terms of the Scheme and any other share schemes or plans of the Company) to such person in the 12 month period up to and including the Grant Date representing in aggregate over 0.1% of the total number of Shares of the Company (including the Class A Ordinary Shares and Class B Ordinary Shares) in issue (excluding treasury shares), such further grant of RSUs must be separately approved by the Shareholders in general meeting in accordance with the Hong Kong Listing Rules, with such Grantee, his/her associates and all core connected persons of the Company abstaining from voting in favour at such general meeting.

9.4

Where any grant of Awards to an independent non-executive Director or a substantial Shareholder (or any of their respective associates) would result in the Class A Ordinary Shares issued and to be issued in respect of all options and awards granted (excluding any options and awards lapsed in accordance with the terms of the Scheme and any other share schemes or plans of the Company) to such person in the 12-month period up to and including the Grant Date representing in aggregate over 0.1% of the total number of Shares of the Company (including the Class A Ordinary Shares and Class B Ordinary Shares) in issue (excluding treasury shares), such further grant of Awards must be separately approved by the Shareholders in general meeting in accordance with the Hong Kong Listing Rules, with such Grantee, his/her associates and all core connected persons of the Company abstaining from voting in favour at such general meeting.

9.5

Shareholder approval is required prior to any grant of Awards, in any transaction or series of related transactions, to an officer or a member of a control group or any other substantial security holder of the Company that has an affiliated person who is an officer or director of the Company (each an “Active Related Party”) if the number of Shares underlying the Awards to be granted, exceeds either 1% (one percent) of the total number of Shares of the Company (including the Class A Ordinary Shares and Class B Ordinary Shares) in issue (excluding treasury shares) or 1% (one percent) of the voting power outstanding before the grant.

10.	VESTING OF AWARDS

10.1

The Board or its delegate(s) may from time to time while the 2025 Share Incentive Scheme is in force and subject to all applicable laws, determine such vesting period, vesting criteria and conditions or periods for the Award to be vested hereunder, provided however that the vesting period for Awards shall not be less than 12 months, unless the Board or its delegate(s) determines that the Awards granted to Employee Participants may be subject to a vesting period of less than 12 months in the following circumstances:

(a)	grants of “make whole” Awards to new employees to replace the awards or options such employees forfeited when leaving their previous employers;

(b)	grants to an Employee Participant whose employment is terminated due to death or Disability or occurrence of any out of control event;

(c)	grants of Awards with performance-based vesting conditions in lieu of time-based vesting criteria;

(d)

grants of Awards that are made in batches during a year for administrative and compliance reasons, which include Awards that should have been granted earlier if not for such administrative or compliance reasons but had to wait for a subsequent batch. In such case, the vesting period may be shorter to reflect the time from which the Awards would have been granted;

(e)	grants of Awards with a mixed or accelerated vesting schedule such as where the Awards may vest evenly over a period of 12 months; or

(f)	grants of Awards with a total vesting and holding period of more than 12 months.

10.2

Subject to paragraph 10.1, the Board or its delegate(s) may, in its sole discretion and subject to whatever terms and conditions it selects, accelerate the period during which an Award vests, to the extent set forth in the terms of the Award Agreement or otherwise.

11.	PERFORMANCE TARGETS AND CLAWBACK MECHANISM

11.1

Unless the Board or its delegate(s) otherwise determined and stated in the Award Agreement, a Grantee is not required to achieve any performance target before the vesting of an Award granted to him/her.

11.2

The Board or its delegate(s) may, in its absolute discretion, specify in the Award Agreement the performance targets attached to an Award, which will be imposed on a case-by-case basis. The performance targets mean any one or more performance measures, or derivations of such performance measures that may be related to the individual Grantee or the Group as a whole or to a subsidiary, division, department, region, function or business unit of the Company or the relevant Related Entity Participant or the relevant Service Provider. The performance measures may include cash flow, earnings, earnings per share, market value added or economic value added, profits, return on assets, revenue, growth rate, return on equity, return on investment, sales, revenue, stock price, total shareholder return, customer satisfaction metrics, business unit development, or such other goals as the Board or its delegate(s) may determine from time to time.

11.3

The Board or its delegate(s) shall have the right to (i) forfeit any unvested Award granted to a Grantee and (ii) cause any vested but not yet exercised and/or settled Award to lapse immediately, in the event of:

(a)	any Cause of a Grantee; or

(b)

any violation of a Grantee to obligations of confidentiality or non-competition to the Group, or any leakage by such Grantee of the Group’s trade secrets, intellectual property or proprietary information within a specified period after such Grantee ceasing to be an Eligible Participant; or

(c)

any conduct of a Grantee that has materially adverse effect to the reputation or interests of any member of the Group within a specified period after such Grantee ceasing to be an Eligible Participant; or

(d)

in respect of any Award which is performance linked, any material misstatement in the audited financial statements of the Company that requires a restatement, or any circumstances that show or lead to any of the prescribed performance targets having been assessed or calculated in a materially inaccurate manner.

In addition, the Company shall have the right to (i) require such Grantee to surrender some or all of the Class A Ordinary Shares (including in the form of ADSs) underlying the Awards which have been issued to the Grantee or the Grantee’s transferee for no consideration or (ii) require such Grantee to pay the Company any and all payment in cash or other property in lieu of the Class A Ordinary Shares (including in the form of ADSs) underlying the Awards which the Grantee has received from the Company. For the avoidance of doubt, no Tax or charge paid by such Grantee in connection with (i) the grant, exercise or vesting of the Awards, (ii) the delivery of the Class A Ordinary Shares (including in the form of ADSs) underlying the Awards or payment in lieu of the Class A Ordinary Shares, or (iii) the sale or transfer of the Class A Ordinary Shares (including in the form of ADSs) underlying the Awards shall be refunded to the Grantee in the event of forfeit or lapse of the Awards, surrender of the Class A Ordinary Shares (including in the form of ADSs) underlying the Awards, or payment by the Grantee to the Company of any and all payment in cash or other property in lieu of the Class A Ordinary Shares the Grantee has received from the Company, pursuant to paragraph 11.3.

11.4

Further, the Company shall have right to recover the amount of any erroneously awarded Award, vested or unvested, settled or unsettled, delivered or undelivered, in accordance with the Company’s policy regarding the recovery of erroneously awarded incentive-based compensation, as amended from time to time.

11.5

The Awards that are clawed back (including Awards that are forfeited) pursuant to paragraph 11 will be regarded as lapsed and the Awards so lapsed will be regarded as unutilized for the purpose of calculating the Scheme Mandate Limit and Service Provider Sublimit. The Class A Ordinary Shares underlying the Awards that are clawed back pursuant to paragraph 11 shall become Returned Shares for the purpose of the 2025 Share Incentive Scheme.

12.	TRANSFERABILITY

12.1	Subject to paragraph 12.2 below, an Award shall be personal to the Grantee and shall not be transferable or assignable.

12.2

Where (i) the Board or its delegate(s) gives their express consent in writing (which consent may or may not be given by the Board or its delegate(s) at their absolute discretion), (ii) the Hong Kong Stock Exchange gives any express waiver, and (iii) the requirements of Form S-8 permit, the Awards held by a Grantee may be allowed to be transferred to a vehicle (such as a trust or a private company, “Participant Vehicle”) for the benefit of the Grantee and any Family Members of such Grantee (for the purposes of estate planning or Tax planning or such other reasons as the Board or its delegate(s) and the Stock Exchange consider to be justifiable) that would continue to meet the purpose of the 2025 Share Incentive Scheme and comply with the requirements of Chapter 17 of the Hong Kong Listing Rules. The Participant Vehicle shall comply with paragraph 12.1 and other provisions of the 2025 Share Incentive Scheme shall apply, mutatis mutandis, to the Participant Vehicle.

12.3

The Awards transferred to the Participant Vehicle shall lapse automatically on the date the Participant Vehicle ceases to be wholly-owned by the relevant individual Grantee (or, where the Participant Vehicle is originally a trust of which the relevant individual Grantee is a beneficiary or discretionary object, on the date the relevant individual Grantee ceases to be a beneficiary or discretionary object) provided that, subject to the terms of the 2025 Share Incentive Scheme and the applicable laws, the Board or its delegate(s) may in their absolute discretion decide that such Awards or any part thereof shall not so lapse or determine that such Awards are subject to such conditions or limitations as they may impose.

13.	LAPSE OF AWARDS

13.1	An Award or any part thereof which has not yet vested or which, in the case of an Option, has vested but not yet been exercised shall lapse automatically and not be exercisable on the earliest of:

(a)	in the case of an Option, the expiry of the Exercise Period (subject to the terms of the 2025 Share Incentive Scheme);

(b)

subject to paragraph 13.2, the date of the termination of a Grantee’s employment or service by the Company, any member of the Group, the holding companies, fellow subsidiaries or associated companies of the Company;

(c)	the date on which the Grantee ceases to be an Eligible Participant due to any Cause;

(d)	the date on which the Grantee:

(i)	becomes an officer, director, employee, consultant, adviser, partner of, or a shareholder or other proprietor owning an interest of 5% or more in, any Competitor; or

(ii)	knowingly performs any act that may confer any competitive benefit or advantage upon any Competitor;

(e)	the date of the commencement of the winding-up of the Company;

(f)	the date on which the Grantee (whether intentionally or otherwise) commits a breach of paragraph 12 above;

(g)	the date on which the Grantee is declared bankrupt or enters into any arrangement or compromise with his/her creditors generally;

(h)

in respect of Class A Ordinary Shares underlying an Award which are subject to performance or other vesting condition(s), the date on which the condition(s) to vesting are not or no longer possible to be satisfied; or

(i)

the date on which the Board or its delegate(s) has decided that the unvested Award shall not be vested for the Grantee in accordance with the terms of the 2025 Share Incentive Scheme and the terms and conditions as set out in the Award Agreement.

13.2

If the Grantee’s employment or service with the Company, any member of the Group, the holding companies, fellow subsidiaries or associated companies of the Company is terminated for any reason other than for Cause (including by reason of resignation, retirement, death, Disability, redundancy, non-renewal of the employment or service agreement upon its expiration for any reason other than for Cause), the Board or its delegate(s) shall determine at its sole and absolute discretion and shall notify the Grantee (i) whether any unvested Award granted to such Grantee shall vest and the period within which such Award shall vest, and (ii) in the case of an Option which has vested but not yet been exercised, whether any part thereof is entitled to extended period for exercise, subject to any limitations as may be necessary to comply with Section 409A of the Code. If the Board or its delegate(s) determines that such Award shall not vest or not be entitled to extended Exercise Period, such Award shall automatically lapse with effect from the date on which the Grantee’s employment or service is terminated.

13.3

The Board or its delegate(s) shall have the sole and absolute discretion to interpret and implement upon the occurrence of events specified in paragraph 13.1, including but not limited to determining whether the Grantee’s employment or service has been terminated for Cause, the effective date of such termination for Cause and the identity of a Competitor, and such determination by the Board or its delegate(s) shall be final and conclusive.

13.4

Notwithstanding any other provisions of the 2025 Share Incentive Scheme, the Board or its delegate(s) may in its sole and absolute discretion decide any Award shall not lapse or shall be subject to such conditions or limitations as the Board or its delegate(s) may decide.

13.5

The Awards lapsed in accordance with paragraph 13.1 will not be regarded as utilized for the purpose of calculating the Scheme Mandate Limit and the Service Provider Sublimit. In the case of RSU, the Class A Ordinary Shares underlying the Awards referred to in paragraph 13.1 shall become Returned Shares for the purpose of the 2025 Share Incentive Scheme.

14.	CANCELLATION

14.1	The Board or its delegate(s) may at its discretion cancel an Award granted, provided that:

(a)

the Company, any member of the Group, the holding companies, fellow subsidiaries or associated companies of the Company, pay to the Grantee an amount equal to the consideration paid by the Grantee for accepting the Award (if any); or

(b)	the Board or its delegate(s) makes any arrangement as the Board or its delegate(s) and Grantee may mutually agree in order to compensate him/her for the cancellation of the Award.

14.2

Notwithstanding the provisions of paragraph 14.1, in order to comply with the applicable laws in the jurisdictions in which the Group operates or has Eligible Participants, or in order to comply with the requirements of any securities exchange, the Board or its delegate(s), in its sole discretion, shall have the power and authority to cancel Awards that have not vested or have not been exercised or settled.

14.3

No new Awards (which will be satisfied with the issuance of Class A Ordinary Shares) may be granted to an Eligible Participant in place of his/her cancelled Awards unless there are unutilized Scheme Mandate Limit and Service Provider Sublimit (if applicable) from time to time.

14.4	For the purpose of this paragraph 14, the Awards cancelled will be regarded as utilized in calculating the Scheme Mandate Limit and the Service Provider Sublimit.

15.	CHANGE OF CONTROL, REORGANIZATION OF CAPITAL STRUCTURE

15.1

Except as may otherwise be provided in any Award Agreement or any other written agreement entered into by and between the Company and a Grantee, if there is an event of Change of Control, a privatization of the Company by way of a scheme or by way of an offer, subject to paragraph 10.1, the Board or its delegate(s) may at their sole discretion (i) determine whether the Vesting Dates of any Awards will be accelerated, (ii) purchase any Award for an amount of cash or Class A Ordinary Shares equal to the value that could have been attained upon the exercise of such Award or realization of the Grantee’s rights had such Award been currently exercisable or payable or fully vested (and, for the avoidance of doubt, if as of such date the Board determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Grantee’s rights, then such Award may be terminated by the Company without payment); or (iii) provide for the assumption, conversion or replacement of any Award by the successor or surviving company or a parent or subsidiary of the successor or surviving company with other rights (including cash) or property selected by the Board in its sole discretion or the assumption or substitution of such Award by the successor or surviving company, or a parent or subsidiary thereof, with such appropriate adjustments as to the number and kind of shares and prices as the Board deems, in its sole discretion, reasonable, equitable and appropriate. If the Vesting Dates of any Awards are accelerated, the procedures as set out in the terms of the Scheme shall apply. Where applicable, the Trustee shall transfer the Class A Ordinary Shares and/or ADSs in respect of the Awards or pay the consideration receivable under the related scheme or offer in cash, as the case may be, to the Grantee in accordance with the instruction provided by the Board or its delegate(s). Prior to any payment or adjustment contemplated under this paragraph 15.1, the Board may require a Grantee to (i) represent and warrant as to the unencumbered title to the Grantee’s Awards; (ii) bear such Grantee’s pro rata share of any post-closing indemnity obligations, and be subject to the same post-closing Purchase Price adjustments, escrow terms, offset rights, holdback terms, and similar conditions as the other holders of Class A Ordinary Shares, subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code; and (iii) deliver customary transfer documentation as reasonably determined by the Board.

15.2

In the event of an alteration in the capital structure of the Company by way of a capitalization issue, rights issue, subdivision or consolidation of shares or reduction of the share capital of the Company in accordance with applicable laws (other than any alteration in the capital structure of the Company as a result of an issue of Class A Ordinary Shares as consideration in a transaction to which any member of the Group is a party or in connection with any share schemes of the Company) during the term of the 2025 Share Incentive Scheme, such corresponding adjustments (if any) shall be made to:

(a)	the Scheme Mandate Limit and the Service Provider Sublimit;

(b)	the number and/or nominal value of underlying Class A Ordinary Shares and the Purchase Price (if any) of any RSU which has not yet vested or has vested but not yet been satisfied; and/or

(c)	the number and/or nominal value of underlying Class A Ordinary Shares and the Exercise Price of any Option which has not yet vested or has vested but not yet been exercised,

or any combination thereof, as the Auditors or an independent financial adviser shall confirm in writing to the Board or its delegate(s) that the adjustments satisfy the requirements set out in Rule 17.03(13) of the Hong Kong Listing Rules or otherwise comply with the Hong Kong Listing Rules or other rules, practices or directions of the Hong Kong Stock Exchange in effect from time to time (other than any adjustment made on a capitalization issue, in which case such adjustment shall be made as the Board or its delegate(s) shall consider to be in its opinion fair and reasonable). The capacity of the Auditors or the independent financial adviser (as the case may be) in this paragraph 15.2 is that of experts and not of arbitrators and their certification shall be final and conclusive and binding on the Company and the Grantees. The costs of the Auditors or the independent financial adviser shall be borne by the Company.

15.3

Any adjustment required under paragraph 15 shall be made on the basis that the Grantee shall have the same proportion of the issued share capital of the Company, rounded to the nearest whole Class A Ordinary Share, for which any Grantee would have been entitled to immediately prior to such adjustments, but no such adjustment shall be made to enable any Class A Ordinary Shares to be issued at less than its nominal value, provided that the adjustment shall be subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code.

16.	RIGHTS ATTACHED TO THE AWARDS AND SHARES

16.1

Neither the Grantees nor the Trustee may exercise any of the voting rights in respect of any Awards that have not yet vested or has vested but not yet been exercised and/or satisfied. No Grantee shall enjoy any of the rights of a Shareholder by virtue of the grant of an Award pursuant to the 2025 Share Incentive Scheme, unless and until such Class A Ordinary Shares underlying the Award are actually allotted and issued or transferred (as the case may be) to the Grantee upon the vesting and, as applicable, exercise or settlement of the Award. Unless otherwise specified by the Board or its delegate(s) in its sole discretion in the Award Agreement, the Grantees do not have any rights to any cash or non-cash income, dividends or distributions and/or the sale proceeds of non-cash and non-scrip distributions from any Class A Ordinary Shares underlying an Award.

16.2

Subject to paragraph 16.1, the Class A Ordinary Shares to be allotted and issued or transferred upon the vesting of the Awards shall be subject to all the provisions of the articles of association of the Company for the time being in force and shall rank pari passu in all respects with, and shall have the same voting, dividend, transfer and other rights (including those rights arising on a winding-up of the Company) as the existing fully paid Class A Ordinary Shares in issue on the date on which those Class A Ordinary Shares are allotted and issued or transferred pursuant to the vesting of the Awards and, without prejudice to the generality of the foregoing, shall entitle the holders to participate in all dividends or other distributions paid or made on or after the date on which Class A Ordinary Shares are allotted and issued or transferred, other than any dividends or distributions previously declared or recommended or resolved to be paid or made if the record date thereof shall be before the date on which the Class A Ordinary Shares are allotted and issued or transferred.

17.	ALTERATION OF THIS 2025 SHARE INCENTIVE SCHEME

17.1

Save as provided in paragraphs 17.2 to 17.4, the Board may alter any of the terms of the 2025 Share Incentive Scheme to benefit the administration of the 2025 Share Incentive Scheme at any time in compliance with the applicable laws and the Hong Kong Listing Rules.

17.2

Any alterations to the terms and conditions of the 2025 Share Incentive Scheme which are of a material nature, or any alterations to the specific provisions of the 2025 Share Incentive Scheme which relate to the matters set out in Rule 17.03 of the Hong Kong Listing Rules to the advantage of Grantees or Eligible Participants, or any changes to the authority of the Directors or the Board or its delegate(s) in relation to any alteration of the terms of the 2025 Share Incentive Scheme, in each case, must be approved by the Shareholders in general meeting.

17.3

Any changes to the terms of the Awards granted must be approved by the Board or its delegate(s), the Committee, the independent non-executive Directors and/or the Shareholders in general meeting (as the case may be) if the initial grant of such Awards was approved by the Board or its delegate(s), the Committee, the independent non-executive Directors and/or the Shareholders in general meeting (as the case may be), except where the alterations or changes take effect automatically under the existing terms of the 2025 Share Incentive Scheme. The Board’s determination as to whether any proposed alteration to the terms and conditions of the 2025 Share Incentive Scheme is material shall be conclusive.

17.4	The terms of the 2025 Share Incentive Scheme or the Awards so altered must still comply with the relevant requirements of the applicable laws and the Hong Kong Listing Rules.

18.	TERMINATION

18.1

The Shareholders in general meeting by ordinary resolution or the Board may at any time terminate the 2025 Share Incentive Scheme and, in such event, no further Awards may be offered or granted but in all other respects the terms of the 2025 Share Incentive Scheme shall remain in full force and effect in respect of Awards which are granted during the term of the 2025 Share Incentive Scheme and which remain unvested or which have vested but have not yet been exercised and/or satisfied immediately prior to the termination of the 2025 Share Incentive Scheme.

APPENDIX C

EXPLANATORY STATEMENT OF THE REPURCHASE MANDATE

The following is an explanatory statement required by the Hong Kong Listing Rules to be sent to the shareholders of the Company to enable them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the AGM in relation to the granting of the Repurchase Mandate.

1.	REASONS FOR REPURCHASE OF SHARES AND/OR ADSS

The Directors believe that the granting of the Repurchase Mandate is in the interests of the Company and the shareholders of the Company as a whole.

Repurchases of shares and/or ADSs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per share and/or earnings per share. The Directors are seeking the granting of the Repurchase Mandate to give the Company the flexibility to do so if and when appropriate. The number of shares and/or ADSs to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time, having regard to the circumstances then pertaining.

The Directors would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and the shareholders of the Company as a whole.

2.	SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,903,550,041 shares, out of which 1,554,841,784 were Class A Ordinary Shares and 348,708,257 were Class B Ordinary Shares. Subject to the passing of the ordinary resolution set out in item 9 of the notice of the AGM in respect of the granting of the Repurchase Mandate and on the basis that the issued share capital of the Company (excluding treasury shares) remains unchanged as at the date of the AGM, i.e. being 1,903,550,041 shares, the Directors would be authorized under the Repurchase Mandate to repurchase, during the period in which the Repurchase Mandate remains in force, up to a maximum of 190,355,004 shares, representing 10% of the total number of the issued shares (excluding treasury shares) of the Company as at the date of the AGM.

As stated in proposal 9 in the proxy statement/circular of the AGM, if the Company purchases any Class A Ordinary Shares and/or ADSs pursuant to the Repurchase Mandate, the Company will either (i) cancel the Class A Ordinary Shares and/or the Class A Ordinary Shares underlying ADSs repurchased and/or (ii) hold such Class A Ordinary Shares and/or the Class A Ordinary Shares underlying ADSs in treasury, subject to market conditions and the Company’s capital management needs at the relevant time any repurchases of shares are made.

To the extent that any treasury shares are deposited with Central Clearing and Settlement System (“CCASS”) pending resale on the Hong Kong Stock Exchange, the Company will adopt appropriate measures to ensure that it does not exercise any shareholders’ rights or receive any entitlements which would otherwise be suspended under the applicable laws if those shares were registered in the Company’s own name as treasury shares, which may include approval by the Board that (i) the Company would not (and would procure its broker not to) give any instructions to Hong Kong Securities Clearing Company Limited to vote at general meetings for the treasury shares deposited with CCASS; and (ii) in the case of dividends or distributions, the Company will withdraw the treasury shares from CCASS, and either re-register them in its own name as treasury shares or cancel them, in each case before the record date for the dividends or distributions.

The Directors wish to state that they have no immediate plans to repurchase any shares pursuant to the Repurchase Mandate as of the Latest Practicable Date.

3.	FUNDING OF REPURCHASES

Repurchases of shares and/or ADSs will be funded from the Company’s internal resources, which shall be funds legally available for such purpose in accordance with the articles of association of the Company in effect from time to time, the Hong Kong Listing Rules, the applicable laws of the Cayman Islands and/or any other applicable laws, as the case may be.

4.	IMPACT OF REPURCHASES

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report of the Company for the year ended December 31, 2024) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period.

The Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company.

5.	TAKEOVERS CODE

If, on the exercise of the power to repurchase shares pursuant to the Repurchase Mandate, a shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Codes on Takeovers and Mergers and Share Buy-backs (the “Takeovers Code”). Accordingly, a shareholder or a group of shareholders acting in concert (as defined under the Takeovers Code) could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, to the best knowledge and belief of the Directors, the WVR Beneficiary (has the meaning ascribed to it under the Hong Kong Listing Rules) was Mr. He. Mr. He beneficially owned 8,239,844 Class A Ordinary Shares and 348,708,257 Class B Ordinary Shares, representing approximately 69.3% of the voting rights in the Company. Pursuant to Rule 8A.15 of the Hong Kong Listing Rules, in the event that the Directors exercise the Repurchase Mandate, the WVR Beneficiary must reduce his weighted voting rights in the Company proportionately through conversion of a proportion of his Class B Ordinary Shares into Class A Ordinary Shares, if the reduction in the number of shares in issue (after deducting treasury shares) would otherwise result in an increase in the proportion of Class B Ordinary Shares. As such, to the best knowledge and belief of the Directors, the exercise of the Repurchase Mandate is not expected to give rise to an obligation of Mr. He to make a mandatory offer under the Takeovers Code. The Directors have no present intention to repurchase the shares and/or ADSs to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its shares.

In addition, the Directors do not propose to repurchase shares and/or ADSs which would result in less than the relevant prescribed minimum percentage of shares in public hands as required by the Hong Kong Stock Exchange.

6.	GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective close associates (as defined in the Hong Kong Listing Rules) have any present intention to sell any shares to the Company in the event that the granting of the Repurchase Mandate is approved by the shareholders of the Company.

The Company has not been notified by any core connected persons (as defined in the Hong Kong Listing Rules) of the Company that they have a present intention to sell any shares to the Company, or that they have undertaken not to sell any shares held by them to the Company in the event that the granting of the Repurchase Mandate is approved by the shareholders of the Company.

The Directors have undertaken that they will exercise the power of the Company to make repurchases of shares and/or ADSs pursuant to the Repurchase Mandate in accordance with the Hong Kong Listing Rules and the applicable laws of the Cayman Islands.

The Company has confirmed that neither the explanatory statement nor the Repurchase Mandate has any unusual features.

7.	MARKET PRICES OF SHARES

The highest and lowest prices per share at which Class A Ordinary Shares have been traded on the Hong Kong Stock Exchange during each of the previous 12 months up to and including the Latest Practicable Date were as follows:

	Price per share
Month	Highest HK$	Lowest HK$
2024
June	33.50	27.85
July	35.30	28.25
August	32.80	25.50
September	54.85	31.40
October	57.35	39.85
November	61.60	42.90
December	55.80	46.15
2025
January	60.05	44.00
February	90.00	55.20
March	106.00	75.65
April	86.25	60.60
May (up to and including the Latest Practicable Date)	78.75	72.10

8.	REPURCHASES OF SHARES MADE BY THE COMPANY

During the six months prior to the Latest Practicable Date, the Company has not repurchased any Class A Ordinary Shares on the Hong Kong Stock Exchange or any ADSs on the New York Stock Exchange.

APPENDIX D

DEFINITIONS

In this proxy statement/circular, unless the context otherwise requires, the following expressions have the following meanings:

“2019 Equity Incentive Plan”	the equity incentive plan approved and adopted in June 2020, as amended and restated in August 2020 and June 2021

“2025 Share Incentive Scheme” or “Scheme”	the share incentive scheme of the Company proposed to be considered and adopted at the AGM, the principal terms of which are set out in the Appendix B to this proxy statement/circular

“Adoption Date”	means the date on which the 2025 Share Incentive Scheme is approved by the Shareholders

“ADSs”	American depositary shares, each of which represents two Class A Ordinary Shares

“AGM”	the annual general meeting of the Company to be held at No. 8 Songgang Road, Changxing Street, Cencun, Tianhe District, Guangzhou, PRC at 10:00 a.m. Hong Kong time on June 27, 2025 or any adjournment thereof

“associate(s)”	shall have the meaning ascribed to it under the Hong Kong Listing Rules

“Auditors”	means the auditors for the time being of the Company

“Award”	means an award of any Options or RSUs as determined by the Board or its delegate(s) and granted to an Eligible Participant pursuant to the 2025 Share Incentive Scheme

“Award Agreement”	shall have the meaning as set out in the section headed “Appendix B — Summary of the 2025 Share Incentive Scheme — 6. Grant of Awards” of this proxy statement/circular

“Board”	means the board of directors of the Company or a duly authorized administration committee thereof or such other committee as the Board may authorize

“Board or its delegate(s)”	means the Board, or a committee of the Board, and/or person(s) to which the Board has delegated its authority

“Business Day”	means any day (excluding Saturday) on which banks in Hong Kong are generally open for business and the Hong Kong Stock Exchange is open for business of dealing securities

“Cause”	means, with respect to a Grantee, the termination of employment or office on any one or more of the following grounds: the Grantee has been guilty of misconduct, materially breached any restrictive covenant in favour of the Company or materially violated any Company code of conduct, pled no contest or has been convicted of any felony or other criminal offence involving his integrity or honesty or (if so determined by the Board or its delegate(s) in its absolute discretion) on any other ground on which the relevant company in the Group would be entitled to terminate his employment or office summarily at common law or pursuant to any applicable laws or under the Grantee’s service contract with the relevant company in the Group. Notwithstanding the foregoing, a resolution and/ or decision of the Board or its delegate(s), or the board of directors of the relevant Subsidiary or the Consolidated Affiliated Entity to the effect that the employment or office of a Grantee has or has not been terminated on one or more of the grounds specified herein shall be conclusive

“Change of Control”	means any of the following transactions:

(i) an amalgamation, arrangement, merger, consolidation or scheme of arrangement in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the jurisdiction in which the Company is incorporated or which following such transaction the holders of the Company’s voting Shares immediately prior to such transaction own more than fifty percent (50%) of the voting shares of the surviving entity;

(ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company (other than to a subsidiary);

(iii) the completion of a voluntary or insolvent liquidation or dissolution of the Company;

(iv) any takeover, reverse takeover, scheme of arrangement, or series of related transactions culminating in a reverse takeover or scheme of arrangement (including, but not limited to, a tender offer followed by a takeover or reverse takeover) in which the Company survives but (A) the Shares of the Company outstanding immediately prior to such transaction are converted or exchanged by virtue of the transaction into other property, whether in the form of shares, securities, cash or otherwise, or (B) the Shares carrying more than fifty percent (50%) of the total combined voting power of the Company’s then issued and outstanding Shares are transferred to a person or persons different from those who held such Shares immediately prior to such transaction culminating in such takeover, reverse takeover or scheme of arrangement, or (C) the Company issues new voting Shares in connection with any such transaction, in each case such that holders of the Company’s voting Shares immediately prior to the transaction no longer hold more than fifty percent (50%) of the voting Shares of the Company after the transaction; or

(v)   the acquisition in a single or series of related transactions by any person or related group of persons (other than employees of one or more members of the Group or entities established for the benefit of the employees of one or more members of the Group) of (A) control of the Board or the ability to appoint a majority of the members of such Board, or (B) beneficial ownership (within the meaning of Rule 13d-3 under the U.S. Securities Exchange Act) of Shares carrying more than fifty percent (50%) of the total combined voting power of the Company’s then issued and outstanding Shares

“Class A Ordinary Shares”	means class A ordinary shares of the share capital of the Company with a par value of US$0.00001 each, conferring a holder of a class A ordinary share one vote per share on all matters subject to the vote at general meetings of the Company

“Class B Ordinary Shares”	means class B ordinary shares of the share capital of the Company with a par value of US$0.00001 each, conferring weighted voting rights in the Company such that a holder of a class B ordinary share is entitled to ten votes per share on all matters subject to the vote at general meetings of the Company, subject to the requirements under Rule 8A.24 of the Hong Kong Listing Rules that the reserved matters shall be voted on a one vote per share basis

“close associate(s)”	shall have the meaning ascribed to it under the Hong Kong Listing Rules

“Code”	means the United States Internal Revenue Code of 1986, as amended

“Committee”	means the compensation committee of the Board (or a subcommittee thereof), or such other committee of the Board to which the Board has delegated power to act pursuant to the provisions of the 2025 Share Incentive Scheme

“Company”	means XPeng Inc.

“Competitor”	means any governmental unit, corporation, partnership, joint venture, trust, individual proprietorship, firm or other enterprise, as the Board or its delegate(s) may at its absolute discretion identifies and determines, that carries on activities for profit, and shall be deemed to include any affiliates of the aforementioned, that is engaged in or about to become engaged in any activity of any nature that competes with a product, process, technique, procedure, device or service of the Company, any of its respective Subsidiaries or Consolidated Affiliated Entities

“connected person(s)”	shall have the meaning ascribed to it under the Hong Kong Listing Rules

“Consolidated Affiliated Entities”	means the entities the financials of which are consolidated into the Company by virtue of contractual arrangements

“control”	shall have the meaning ascribed thereto under the Codes on Takeovers and Mergers and Share Buy-backs issued by the Securities and Futures Commission

“core connected person(s)”	shall have the meaning ascribed to it under the Hong Kong Listing Rules

“Corporate Governance Committee”	means the corporate governance committee of the Board, whose composition shall be determined in accordance with the Hong Kong Listing Rules

“Depositary”	Citibank, N.A.

“Directors”	means the directors of the Company

“Disability”	means a disability, whether temporary or permanent, partial or total as determined by the Board or its delegate(s)

“Eligible Participant(s)”	means Employee Participant(s), Service Provider(s) and Related Entity Participant(s)

“Employee Participant(s)”	means Director(s) and employee(s) of any member of the Group, i.e., the Company, its Subsidiaries and Consolidated Affiliated Entities (including persons who are granted Options and/or RSUs under the 2025 Share Incentive Scheme as an inducement to enter into employment contracts with the Group)

“Exercise Period”	means, in respect of any particular Option, the period to be determined and notified by the Board or its delegate(s) to each Grantee during which the Grantee may exercise such Option. Such period may commence on a day after the Grant Date and in any event shall end not later than 10 (ten) years from the Grant Date but subject to the provisions for early termination thereof contained herein

“Exercise Price”	means the price per Share at which a Grantee may subscribe for Class A Ordinary Shares on the exercise of an Option as described in the section headed “Appendix B — Summary of the 2025 Share Incentive Scheme — 6. Grant of Awards” of this proxy statement/circular

“Family Member”	means (i) any person who is a “family member” of the Eligible Participant, as such term is used in the instructions to Form S-8 under the U.S. Securities Act (collectively, the “Immediate Family Members”, which includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, and any person sharing the Eligible Participant’s household (other than a tenant or employee); (ii) a trust solely for the benefit of the Eligible Participant and/or the Eligible Participant’s Immediate Family Members; or (iii) a partnership or limited liability company whose only partners or shareholders are the Eligible Participant and/or the Eligible Participant’s Immediate Family Members; or (iv) any other transferee as determined by the Board or its delegate(s) in its absolute discretion in an Award Agreement or otherwise

“financial year”	means a year or other period for which the Company’s consolidated accounts are made up

“Further Shares”	means Class A Ordinary Shares (including in the form of ADSs) purchased by the Trustee out of cash income or net proceeds of sale of non-cash or non-scrip distributions declared and distributed by the Company in respect of Class A Ordinary Shares (including in the form of ADSs) held upon the Trust

“Grant”	means the offer of the grant of an Award made in accordance with the 2025 Share Incentive Scheme

“Grant Date”	means the date on which the Grant is offered to an Eligible Participant, and shall be a Business Day or a Trading Day if the Grant contains any Options

“Grantee(s)”	means any Eligible Participant(s) who accept(s) or is/(are) deemed to have accepted a Grant in accordance with the terms of the Scheme (where applicable), or (where the context so permits) any person who is entitled to any Award in consequence of the death of the original Grantee

“Group”	means the Company, its Subsidiaries and Consolidated Affiliated Entities

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Independent Shareholders”	in respect of the Proposed Grant under the 2025 Share Incentive Scheme, the Shareholders other than Mr. He, his associates and all core connected persons of the Company

“Industry Research Consultants”	means persons who provide industry research and strategic consulting services to the Group in relation to product, professional technology, research and development, operations, marketing, capital market, experience and other professional areas, and in the opinion of the Directors, the continuity and frequency of those services are akin to those of employees of the Group

“Latest Practicable Date”	May 7, 2025, being the latest practicable date prior to the printing of this proxy statement/circular for ascertaining information for inclusion in this proxy statement/circular

“Mr. He”	Mr. Xiaopeng He, the chairman of the Board, an executive Director, and the chief executive officer of the Company

“New York Stock Exchange” or “NYSE”	means The New York Stock Exchange of the United States

“Option”	means an option to subscribe for Class A Ordinary Shares (including in the form of ADSs) granted pursuant to the terms of the 2025 Share Incentive Scheme

“Other Service Providers”	means independent contractors, consultants and/or advisors who provide services to the Group in relation to research and development, product commercialization, marketing, innovation upgrading, strategic/ commercial planning, investor relations, human resources, business development and corporate governance areas on a continuing and recurring basis in its ordinary and usual course of business which are in the interests of the long term growth of the Group

“Proposed Grant”	the proposed grant of 28,506,786 RSUs to Mr. He pursuant to the 2025 Share Incentive Scheme on March 19, 2025, which is conditional on the Independent Shareholders’ approval at the AGM

“Purchase Price”	means the consideration, if any, payable by a Grantee to purchase Class A Ordinary Shares underlying an RSU, which shall be determined at the sole and absolute discretion of the Board or its delegate(s)

“Related Entity Participant(s)”	includes director(s) and employee(s) of the holding companies, fellow subsidiaries or associated companies of the Company

“Related Income”	means all income derived from a Class A Ordinary Share and/or ADS held upon the Trust in the form of the Class A Ordinary Shares and/or ADS (including but not limited to, the Further Shares, and any bonus Shares and scrip Shares received in respect of the Class A Ordinary Share and/or ADS)

“Returned Shares”	means Class A Ordinary Shares (including in the form of ADSs) underlying an Award and Related Income of the relevant Class A Ordinary Shares (including in the form of ADSs) underlying an Award which are referable to a Grantee and which are not vested in accordance with the terms of the Scheme, or returned in accordance with the clawback mechanism of the 2025 Share Incentive Scheme, or such Class A Ordinary Shares (including in the form of ADSs) that are deemed to be Returned Shares

“RSU”	means a restricted share unit conferring the Grantee a conditional right to obtain either Class A Ordinary Shares (including in the form of ADSs) or an equivalent value in cash with reference to the market value of the Class A Ordinary Shares on or about the date of vesting, as determined by the Board or its delegate(s) in its absolute discretion, less any tax, fees, levies, stamp duty and other charges applicable

“Scheme Mandate Limit”	shall have the meaning as set out in the section headed “Appendix B — Summary of the 2025 Share Incentive Scheme — 5. Scheme Mandate Limit and Service Provider Sublimit” of this proxy statement/circular

“Service Provider(s)”	means person(s) and/or corporate entity(ies) who provide(s) services to the Group on a continuing and recurring basis in its ordinary and usual course of business which are in the interests of the long term growth of the Group, namely the Strategic Consulting Consultants, Industry Research Consultants, and Other Service Providers, but excluding (for the avoidance of doubt) (i) placing agents or financial advisers providing advisory services for fund-raising, mergers or acquisitions, (ii) professional service providers (such as auditors or valuers) who provide assurance, or are required to perform their services with impartiality and objectivity

“Service Provider Sublimit”	shall have the meaning as set out in the section headed “Appendix B — Summary of the 2025 Share Incentive Scheme — 5. Scheme Mandate Limit and Service Provider Sublimit” of this proxy statement/circular

“Share(s)”	means Class A Ordinary Shares and Class B Ordinary Shares in the share capital of the Company, as the context so requires

“Shareholder(s)”	means holder(s) of Share(s)

“Stock Exchange” or “Hong Kong Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“Strategic Consulting Consultants”	means persons who provide strategic consulting services to the Group whose services will lead, collaborate with or optimize the businesses operated by the Group from time to time, and in the opinion of the Directors, the continuity and frequency of those services are akin to those of employees of the Group

“Subsidiary”	means a company which is for the time being and from time to time a subsidiary (within the meaning of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong)) of the Company, whether incorporated in Hong Kong or elsewhere

“Tax”	means any income, employment, social welfare or other tax withholding obligations (including an Eligible Participant’s tax obligations) or any levies, stamp duties, charges or taxes required or permitted to be withheld or otherwise payable under applicable laws with respect to any taxable event concerning an Eligible Participant arising as a result of the 2025 Share Incentive Scheme

“Trading Day”	means any day on which the New York Stock Exchange is open for business of dealing securities

“treasury shares”	shall have the meaning given to it in the Hong Kong Listing Rules. For the avoidance of doubt, treasury shares do not include the Class A Ordinary Shares issued to the Depositary, which are reserved for the bulk issuance of ADSs

“Trust”	means the trust constituted by the Trust Deed to service the 2025 Share Incentive Scheme

“Trust Deed”	means the trust deed to be entered into between the Company and the Trustee (as may be restated, supplemented and amended from time to time) in relation to the 2025 Share Incentive Scheme

“Trustee(s)”	means a trustee or trustees as shall be appointed pursuant to the terms of the Trust Deed, which is independent and not connected with the Group

“U.S. Person”	means each person who is a “United States Person” within the meaning of Section 7701(a)(30) of the Code (i.e., a citizen or resident of the United States, including a lawful permanent resident, even if such individual resides outside of the United States)

“U.S. Securities Act”	means the United States Securities Act of 1933 and the regulations thereunder, as amended from time to time

“U.S. Securities Exchange Act”	means the United States Securities Exchange Act of 1934 and the regulations thereunder, as amended from time to time

“vest”	means (a) in respect of Class A Ordinary Shares underlying an Option, the Grantee becoming entitled to exercise the Option to subscribe for or acquire such Class A Ordinary Shares (including in the form of ADSs), and (b) in respect of Class A Ordinary Shares underlying an RSU, the Grantee becoming entitled to receive such Class A Ordinary Shares (including in the form of ADSs) or an equivalent value in cash pursuant to the 2025 Share Incentive Scheme

“Vesting Date”	means the date to be determined by the Board or its delegate(s) and notified to the relevant Grantee in the Award Agreement on which the Class A Ordinary Shares underlying an Award shall vest

“vesting period”	means the period commencing on the Grant Date and ending on the Vesting Date

“%”	means per cent